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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)

Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934

Arctic Cat Inc.
(Name of Subject Company)

Arctic Cat Inc.
(Name of Person(s) Filing Statement)

COMMON STOCK, $0.01 PAR VALUE PER SHARE
(Title of Class of Securities)

039670104
(CUSIP Number of Class of Securities)

Christopher J. Eperjesy
Chief Financial Officer
Arctic Cat Inc.
500 North 3rd Street
Minneapolis, Minnesota 55401
(612) 350-1800
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of the person filing statement)

Copies to:
John R. Houston, Esq.
Fredrikson & Byron, P.A.
200 South Sixth Street, Suite 4000
Minneapolis, Minnesota 55402
(612) 492-7000

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.    Subject Company Information

(a)
Name and Address

        The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Schedule 14D-9") relates is Arctic Cat Inc., a Minnesota corporation ("Arctic Cat" or the "Company"). The address of the principal executive offices of Arctic Cat is 500 North 3rd Street, Minneapolis, Minnesota 55401, and its telephone number is (612) 350-1800.

(b)
Class of Securities

        The title of the class of equity securities to which this Schedule 14D-9 relates is the common stock, par value $.01 per share, of Arctic Cat (the "Shares", each a "Share", and the holders of such Shares, "Shareholders"). As of the close of business on January 31, 2017, there were 45,000,000 Shares authorized, of which 13,061,142 were outstanding.

        Information relating to the Offer (as defined below), including this Schedule 14D-9 and related documents, can be obtained without charge from the Securities and Exchange Commission's (the "SEC") website at www.sec.gov.

Item 2.    Identity and Background of Filing Person

(a)
Name and Address of Person Filing this Statement

        The name, address and telephone number of the subject company, Arctic Cat, which is the person filing this Schedule 14D-9, are set forth in "Item 1(a)—Subject Company Information—Name and Address."

(d)
Tender Offer of Aces Acquisition Corp.

        This Schedule 14D-9 relates to the tender offer (the "Offer") by Aces Acquisition Corp. ("Purchaser"), a Minnesota corporation and a direct wholly owned subsidiary of Textron Specialized Vehicles Inc., a Delaware corporation ("Textron Specialized Vehicles"), which is a direct wholly owned subsidiary of Textron Inc., a Delaware corporation ("Textron"), to purchase all of Arctic Cat's outstanding Shares for $18.50 per Share (the "Offer Price"), payable net to the holder in cash, without interest, subject to any withholding taxes required by applicable law, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase, dated February 2, 2017 (as amended or supplemented from time to time, the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, and are incorporated herein by reference. The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the "Schedule TO"), which was filed by Purchaser, Textron Specialized Vehicles and Textron with the SEC on February 2, 2017.

        The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of January 24, 2017 (the "Merger Agreement"), among Textron, Purchaser and Arctic Cat. The Merger Agreement provides, among other things, that after consummation of the Offer and the satisfaction or, to the extent permitted by applicable law, waiver of all of the conditions to the Merger, including, if required, a vote of Shareholders in accordance with the Minnesota Business Corporation Act (the "MBCA"), Purchaser will be merged with and into Arctic Cat (the "Merger"), with Arctic Cat continuing as the surviving corporation (the "Surviving Company") and an indirect wholly owned subsidiary of Textron. At the effective time of the Merger (the "Effective Time"), each issued and outstanding Share (other than (i) Shares owned by Textron, Purchaser or any direct or indirect wholly owned subsidiary of Textron and (ii) Shares as to which dissenter's rights are perfected in accordance with the MBCA (such holders of Shares, collectively, "dissenting holders")) will be converted into the right to receive the Offer Price, payable net to the holder in cash, without interest, subject to any withholding taxes required by applicable law. A copy of the Merger Agreement is filed as Exhibit (e)(2) and is incorporated herein by reference.

        The information set forth in the Offer to Purchase under the caption "The Tender Offer—Section 9. Certain Information Concerning Textron, Textron Specialized Vehicles and Purchaser" states that (i) the principal executive offices of Textron are located at 40 Westminster Street, Providence, Rhode Island 02903, and Textron's telephone number is (401) 421-2800 and (ii) the principal executive offices of Textron Specialized Vehicles and Purchaser are located at 1451 Marvin Griffin Road, Augusta, Georgia 30906, and the telephone number for each of Textron Specialized Vehicles and Purchaser is (706) 798-4311.

Item 3.    Past Contacts, Transactions, Negotiations and Agreements

(d)
(1)  Actual or Potential Conflicts of Interest: Arrangements with Directors and Executive Officers of Arctic Cat

        In considering the recommendation of Arctic Cat's Board of Directors (the "Board") to Shareholders to tender their Shares in the Offer, Shareholders should be aware that Arctic Cat's executive officers and directors have agreements or arrangements that may provide them with interests that may differ from, or be in addition to, those of Shareholders generally. The Board appointed a committee (the "Minnesota Act Committee") to consider and act on matters relating to the Minnesota Control Share Acquisition Act and the Minnesota Business Combination Act, as described herein under "Item 8(c)—Additional Information—Other Material Information." Each member of the Minnesota Act Committee, comprised exclusively of independent and disinterested directors of Arctic Cat, and the Board, was aware of these agreements and arrangements during their deliberations of the merits of the Merger Agreement and in determining to make the recommendation set forth in this Schedule 14D-9.

  Arctic Cat's executive officers are:
  Christopher T. Metz (President and Chief Executive Officer)
  Christopher J. Eperjesy (Chief Financial Officer)
  Tracy J. Crocker (Vice President—General Manager, ATV/ROV)
  Patricia L. Jones (Chief Human Resources Officer)
  Michael D. Okerlund (Vice President—Legal Affairs, Secretary)
  Briton L. Reich (Vice President—North American Sales)
  Robert Sell (Vice President—Operations)
  Greg Williamson (Chief Marketing Officer)

  Arctic Cat's directors are:

  Kenneth J. Roering (Chairman)
  Kim A. Brink
  Tony J. Christianson
  Andrew S. Duff
  Susan E. Lester
  Christopher T. Metz
  Joseph F. Puishys

        The Minnesota Act Committee is comprised of Kenneth J. Roering (Chairman), Kim A. Brink, Tony J. Christianson, Andrew S. Duff, Susan E. Lester, and Joseph F. Puishys.

Director and Officer Indemnification and Insurance

        All existing rights of directors and officers of Arctic Cat to exculpation, indemnification and advancement of expenses for acts or omissions occurring at or prior to the Effective Time in connection with such person serving as a director or officer, whether asserted or claimed, prior to, at or after the Effective Time will continue after the Merger. In addition, for a period of six years from and after the Effective Time, the Surviving Company has agreed to indemnify, and advance expenses to, the current and former directors and officers of Arctic Cat for acts or omissions in connection with such person serving as a director or officer on or before the Effective Time. For a period of six years from and after the Effective Time, the Surviving Company will either (i) cause to be obtained "tail" insurance policies with a claims period of at least six years from the Effective Time with respect to directors' and officers' liability insurance in an amount and scope at least as favorable, in the aggregate, as Arctic Cat's existing policies for claims arising from facts or events that occurred prior to the Effective Time or (ii) maintain in effect for six years from the Effective Time, if available, the current directors' and officers' liability insurance policies maintained by Arctic Cat. The Surviving Company is not required to pay premiums in excess of 250% of the current premium for such insurance (the "Maximum Premium") to obtain such insurance, provided, that if the cost of such insurance would exceed the Maximum Premium, it is required to obtain as much coverage as can be obtained for payment of the Maximum Premium.

Effect of Consummation of Offer and Merger on Company Options, Restricted Shares and Cash-Settled Stock Appreciation Rights

        As of January 17, 2017, Arctic Cat directors and executive officers held 751,106 options to purchase Shares (together with all other options to purchase Shares, "Company Options"), 174,022 unvested restricted stock units (together with all other restricted stock units, "RSUs"), and 175,000 cash-settled stock appreciation rights ("CSSARs"), in each case issued under Arctic Cat's equity incentive plans or via inducement grants of Company Options and RSUs to Mr. Metz.

        Pursuant to the terms of the Merger Agreement, each Company Option that is outstanding and unexercised as of the Effective Time (including Company Options held by directors and executive officers), will be canceled and converted into the right to receive, following the Effective Time, an amount in cash equal to the excess (if any) of the Offer Price over the exercise price per Share, multiplied by the number of Shares subject to such Company Option, less any required withholding taxes. If the exercise price per Share under any Company Option is equal to or greater than the Offer Price, then such Company Option will be canceled without the payment of consideration. Holders of Company Options should consult their tax advisors for advice with respect to potential income tax consequences to them in connection with the decision to exercise or not exercise their Company Options. Under the Merger Agreement, each RSU that is outstanding as of the Effective Time will vest and thereafter be canceled and converted into the right to receive, following the Effective Time, an amount in cash equal to the product of the Offer Price and the number of Shares subject to such RSU award, less any required withholding taxes. Also, under the Merger Agreement, Mr. Metz, as the sole holder of CSSARs, will receive, following the Effective Time, an amount in cash equal to the Offer Price less the exercise price of his CSSARs, multiplied by the aggregate number of Shares subject to such CSSARs outstanding as of the Effective Time, less any required withholding taxes.

        In addition, as described more fully under "Item 3(d)(1)—Past Contracts, Transactions, Negotiations and Agreements—Actual or Potential Conflicts of Interest: Arrangements with Directors and Executive Officers of Arctic Cat—Description of Change-in-Control Agreements and Employment Agreements with Executive Officers", each of Arctic Cat's executive officers has entered into a change-in-control agreement that provides for accelerated vesting of all outstanding equity awards granted to such executive officers following a change in control.

        If Arctic Cat's directors and executive officers were to tender any Shares they own pursuant to the Offer, they would receive the same cash consideration on the same terms and conditions as the other Shareholders in the Offer. The following table summarizes, with respect to (i) each Arctic Cat director, and (ii) each Arctic Cat executive officer, the aggregate value, as of January 17, 2017, of the Company Options, RSUs and CSSARs held by each such director and executive officer, based on the Offer Price.

Name	Shares Subject to Company Options(1)	Aggregate Spread Value of Company Options	Unvested Restricted Stock Units	Total Value of Unvested Restricted Stock Units	Cash-Settled Appreciation Rights	Total Value of Cash-Settled Appreciation Rights
Directors
Kenneth J. Roering	57,197	$54,391	3,834	$70,929	—	—
Kim A. Brink	8,287	$10,512	3,382	$62,567	—	—
Tony J. Christianson	17,080	$15,983	8,310	$153,735	—	—
Andrew S. Duff	8,276	$10,512	3,379	$62,511	—	—
Susan E. Lester	44,165	$70,244	8,310	$153,735	—	—
Joseph F. Puishys	14,204	$10,512	3,834	$70,929	—	—
Executive Officers
Christopher T. Metz	375,906	$275,986	44,142	$816,627	175,000	$759,500
Christopher J. Eperjesy	65,926	$59,928	32,605	$603,192	—	—
Tracy Crocker	45,744	$38,440	18,495	$342,157	—	—
Patricia L. Jones	13,582	$27,843	5,433	$100,510	—	—
Michael D. Okerlund	12,894	$15,572	6,304	$116,624	—	—
Briton L. Reich	25,935	$23,260	9,954	$184,149	—	—
Robert Sell	10,915	$46,935	4,366	$80,771	—	—
Greg Williamson	50,995	$37,455	21,674	$400,969	—	—

(1)
The total number of Shares subject to Company Options includes Shares subject to out of the money Company Options held by such Company Option holder (if any).

Description of Change-in-Control Agreements and Employment Agreements with Executive Officers

        Each of Arctic Cat's executive officers has entered into a change-in-control agreement that provides that, if the executive officer's employment is terminated within two years following a change in control of Arctic Cat, then the executive officer would be entitled to receive certain payments or benefits unless such termination is (i) because of the executive officer's death or disability, (ii) by the Company for "cause," or (iii) by the executive officer other than for "good reason," each as defined in the change-in-control agreements. These payments would include:

  •
  payment for "accrued obligations," including base salary earned through the date of termination, any unused vacation or other time off earned through the date of termination, reimbursement for reasonable expenses incurred in the discharge of the executive officer's duties before termination, and any additional benefits to which the executive officer is entitled under any applicable benefit plan and that is vested or accrued at the date of termination;

  •
  approximately three times the executive officer's annual incentive bonus for the current fiscal year at target performance;

  •
  approximately three times the executive officer's annual base salary, based on the weekly equivalent of the executive officer's base salary in effect at the date of termination;

  •
  the executive's annual incentive bonus for the current year, pro-rated for the number of days worked by the executive officer during the fiscal year prior to termination, at target performance (except that Mr. Metz would be entitled to payment of the full amount of the annual incentive bonus for the current fiscal year at target performance without regard to the number of days worked);

  •
  Arctic Cat's portion of the premium payable under Arctic Cat's group health plans for providing health benefits (defined in the change-in-control agreements to include medical, dental and vision benefits and group health and life insurance plans for health) to the executive officer and to those family members covered through the officer under Arctic Cat's group health plans immediately prior to the date of termination, payable in 24 monthly installments, until the executive officer becomes eligible for other group health coverage through a subsequent employer (for Mr. Metz, the amount would also include life insurance premiums in addition to group health plan premiums); and

  •
  outplacement services, including counseling and guidance, to assist in securing subsequent employment, up to a maximum of $25,000.

        Consistent with the Merger Agreement, the change-in-control agreements with Arctic Cat's executive officers also provide that all equity awards that have been granted or sold to the executive officer by Arctic Cat, and which have not otherwise vested, will immediately accelerate and vest in full upon a change in control. The provisions of the change-in-control agreements supersede any conflicting provisions under Arctic Cat's 2013 Omnibus Stock and Incentive Plan (the "2013 Plan") or Arctic Cat's 2007 Omnibus Stock and Incentive Plan (the "2007 Plan") as well as any equity award agreements entered into thereunder or outside of Arctic Cat's equity incentive plans.

        Finally, the change-in-control agreements with executive officers contain a "golden parachute best results" provision. Under this provision, in the event that the severance and other benefits payable to the executive officer (i) constitute "parachute payments" within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended (the "Code"), and (ii) would be subject to the excise tax imposed by Section 4999 of the Code, then such benefits would be either: (A) delivered in full, or (B) delivered as to such lesser extent which would result in no portion of such severance benefits being subject to excise tax under Section 4999 of the Code, whichever of the foregoing amounts, taking into account all applicable taxes, would result in the receipt by the executive officer, on an after-tax basis, of the greatest amount of benefits.

        While all executive officers will receive the benefit of the accelerated vesting of equity awards in connection with the Merger, there has been no determination made as to whether any executive officers will be terminated in connection the Merger, such that the other change-in-control payments would be triggered. The foregoing description of the change-in-control agreements does not purport to be complete and is qualified in its entirety by reference to the agreements, including any amendment thereto, listed as Exhibits (e)(20), (e)(22) and (e)(27) to this Schedule 14D-9, which are incorporated herein by reference.

        All Arctic Cat executive officers, other than Michael Okerlund, are also parties to employment agreements which provide that for terminations of employment by Arctic Cat without "cause" or by an executive officer for "good reason" (each as defined in such executive officer's employment agreement), not in connection with a change-in-control, the executive officer would receive for a 12-month period following termination:

  •
  An amount equal to his or her average annual base salary over the three-year period immediately preceding the date of termination;

  •
  An amount sufficient to continue eligible employee benefits;

  •
  Payment for "accrued obligations," including base salary earned through the date of termination, any unused vacation or other time off earned through the date of termination, reimbursement for reasonable expenses incurred in the discharge of the officer's duties before termination, and any additional benefits to which the officer is entitled under any applicable benefit plan; and

  •
  Mr. Metz would be entitled to receive the annual bonus for the preceding fiscal year to the extent not paid and an amount equal to the annual bonus he would have received for the fiscal year in which the termination occurs, prorated through the date of termination.

        The existing employment agreements with executive officers each contain a confidentiality and goodwill provision that prohibits the executive officers from directly or indirectly disclosing "confidential information" belonging to Arctic Cat for the benefit of anyone other than Arctic Cat for as long as the information remains confidential. The employment agreements also contain non-competition and non-solicit covenants that extend for one year following the executive officers' termination of employment. These covenants restrict each executive officer's ability to directly or indirectly solicit certain customers, Arctic Cat employees, or vendors and to compete with Arctic Cat by being employed by, permitting his or her name to be used by, engaging, carrying on business with, or otherwise associating with a "conflicting organization," in any capacity. The non-compete covenant is also effective in particular markets.

        The severance provisions of the employment agreements described above would not apply in the event the termination is in connection with the Merger. Rather, the change-in-control agreements would govern.

        The foregoing description of the employment agreements does not purport to be complete and is qualified in its entirety by reference to the agreements, including any amendment thereto, listed as Exhibits (e)(21), (e)(26), (e)(29), (e)(30), and (e)(33) through (e)(36) to this Schedule 14D-9, which are incorporated herein by reference.

Director Compensation

        During fiscal 2017, Arctic Cat's non-employee directors receive compensation consisting of a mix of cash and equity, as follows:

  •
  An annual retainer fee of $50,000 which represents an annual retainer and compensation for attendance at Board meetings;

  •
  Annual committee member retainers ($7,000 for the Audit Committee; $5,000 for the Compensation and Human Resources Committee and the Governance Committee), in recognition of additional services and meetings attended in connection with such committee participation;

  •
  Equity in the form of Company Options and RSUs, granted pursuant to Arctic Cat's 2013 Plan, with dollar values equal to $40,000 and $45,000, respectively. The options have terms expiring ten years following the date of grant, are subject to forfeiture in full if the director ceases to be a director within one year of the grant date and are subject to a three-year vesting requirement. The RSUs have a three-year vesting requirement.

  •
  Annual leadership fees ($63,000 to the independent Chair of the Board or $22,500 to the Lead Director, whichever is applicable, $10,000 to the Chair of the Audit Committee, and $7,500 to the Chairs of the Compensation and Human Resources Committee and the Governance Committee), in recognition of additional services and time commitments.

        Other than the acceleration and conversion of any equity awards in connection with the Merger, as applicable to all Shareholders, the non-employee directors will not receive any additional compensation based on the Offer or the Merger.

(d)
(2)  Actual or Potential Conflicts of Interest: Arrangements with Textron and Purchaser

The Merger Agreement

        The Merger Agreement, a copy of which is filed as Exhibit (e)(2) and is incorporated herein by reference, governs the contractual rights among Textron, Purchaser and Arctic Cat in relation to the Offer and the Merger. The Merger Agreement has been filed as an exhibit to this Schedule 14D-9 to provide Shareholders with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about Textron, Purchaser or Arctic Cat in Arctic Cat's public reports filed with the SEC. In particular, the Merger Agreement and the summary of terms set forth in the Offer to Purchase are incorporated by reference herein and are not intended to be, and should not be relied upon as, disclosure regarding any facts and circumstances relating to Textron, Purchaser or Arctic Cat. The representations and warranties contained in the Merger Agreement have been negotiated among the parties thereto with the principal purpose of establishing the circumstances in which Textron or Purchaser may have the right not to consummate the Offer or the Merger, or a party may have the right to terminate the Merger Agreement if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and to allocate risk between the parties, rather than establishing matters as facts. Also, the assertions embodied in those representations and warranties were made solely for purposes of the Merger Agreement and may be subject to important qualifications and limitations agreed to by the parties in connection with negotiating the terms of the Merger Agreement, including contractual standards of materiality or material adverse effect different from those generally applicable to Shareholders and qualifications with respect to information set forth on confidential schedules. Accordingly, Shareholders should not rely on the representations and warranties contained in the Merger Agreement as accurate statements as of the date of the Merger Agreement or any other date.

Confidentiality Agreement

        In connection with Textron's evaluation of the potential business combination that resulted in the Offer, Textron and Arctic Cat entered into a confidentiality agreement on October 6, 2016 (the "Confidentiality Agreement"). Pursuant to the Confidentiality Agreement, subject to certain customary exceptions, Textron agreed to keep confidential all non-public information furnished by Arctic Cat to Textron. Textron also agreed that the non-public information furnished to Textron would be used solely for the purpose of evaluating the potential business combination that resulted in the execution of the Merger Agreement and the launching of the Offer. If requested by Arctic Cat, Textron is required to return or destroy the written non-public information furnished to Textron under the Confidentiality Agreement (except for one copy to be retained for compliance and regulatory purposes). The Confidentiality Agreement also provides that Textron and its affiliates may not solicit Arctic Cat's employees for the term of the Confidentiality Agreement and for a period of eighteen months following the expiration or termination of the Confidentiality Agreement. Textron also agreed that, for the term of the Confidentiality Agreement and for a period of eighteen months following the expiration or termination of the Confidentiality Agreement, it would not propose or offer to enter into any merger or other extraordinary transaction or participate in any change of control of Arctic Cat, or disclose any such intention to do so, without the prior written consent of Arctic Cat's Board and Minnesota Act Committee. Textron also agreed to indemnify Arctic Cat damages arising from a material breach of the Confidentiality Agreement. The Confidentiality Agreement expires on October 6, 2017.

        The above summary of certain provisions of the Confidentiality Agreement is qualified in its entirety by reference to the Confidentiality Agreement itself, which is incorporated herein by reference and a copy of which is filed as Exhibit (e)(1).

Item 4.    The Solicitation or Recommendation

(a)
(1)  Solicitation or Recommendation

        At meetings held on January 23, 2017 the Minnesota Act Committee and the Board each unanimously, among other things, (i) determined that the Merger Agreement and the transactions contemplated thereby (collectively, the "Transactions") are advisable, fair to and in the best interests of the Company and Shareholders, (ii) approved and adopted the Merger Agreement and the Transactions, including the Offer and the Merger, and (iii) recommended that Shareholders accept the Offer and tender their Shares to Purchaser in the Offer and, if required to consummate the Merger, such Shareholders approve and adopt the Merger Agreement and the Merger.

ARCTIC CAT'S BOARD UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES TO PURCHASER IN THE OFFER.

        A copy of the press release communicating the recommendation of Arctic Cat's Board is filed as Exhibit (a)(5)(A) and is incorporated herein by reference.

(a)
(2)  Background of the Transaction

        The following summarizes the key meetings, conversations and events involving representatives of Arctic Cat that resulted in execution of the Merger Agreement. This description does not purport to catalogue every conversation between representatives of Purchaser, Textron, Arctic Cat and other parties. For purposes of this section, references to "Textron," unless otherwise specified, are to Textron, Purchaser and each of their respective employees and representatives. For a review of Textron's activities relating to the Merger Agreement, please refer to Textron's Tender Offer Statement on Schedule TO and related Offer to Purchase being mailed to Shareholders with this Schedule 14D-9.

        Arctic Cat operates in the intensely competitive power sports industry, which has been significantly influenced by external economic conditions, weather and consumer buying trends. In recent years, Arctic Cat has been adversely impacted by the Canadian dollar exchange rate, low snow levels in many of its snowmobile markets and a declining ATV market. These factors have, among other adverse effects, led to liquidity constraints. While these headwinds may not be permanent, they have been particularly difficult for Arctic Cat to manage simultaneously in light of its smaller size, limited financial and operational resources and narrowly-focused line of products. The Board and management have recognized that many of Arctic Cat's competitors are larger and more diversified companies with substantially greater financial resources and capacity to invest in the development and marketing of new products, as well as greater ability to absorb the impact of promotional retail pricing.

        In light of these general economic, market and business dynamics, the Board, together with management, periodically reviews and assesses Arctic Cat's business plan and potential strategic opportunities with the goal of maximizing shareholder value. As part of this ongoing process, the Board and management have periodically evaluated whether the continued execution of Arctic Cat's strategy as a standalone company or the sale of Arctic Cat to, or a combination of Arctic Cat with, another party offers the best alternative to maximize shareholder value. In connection with this review, management, with select members of the Board, have met, from time to time, with various parties who expressed an interest in engaging in a strategic transaction with Arctic Cat. To date, none of these parties have provided a formal proposal regarding an acquisition of the Company. In addition, management of Arctic Cat has from time to time evaluated the possibility of acquiring synergistic companies or product lines and in 2015 acquired substantially all of the assets of MotorFist, Inc.

        In late May 2016, Scott Donnelly, the CEO of Textron, contacted Mr. Metz to inform Mr. Metz that Textron was intending to continue its expansion into the powersports industry and indicated an interest in acquiring Arctic Cat. Mr. Donnelly and Mr. Metz did not discuss price or valuation in connection with a potential acquisition. In furtherance of the Board's continuing evaluation of the future of Arctic Cat, Mr. Metz then canvassed the directors to determine their interest in pursuing a transaction with Textron.

        In early June 2016, Mr. Donnelly and Mr. Metz had a telephonic conversation during which Mr. Metz stated that he had discussed Textron's interest in acquiring Arctic Cat with the Arctic Cat Board and advised Mr. Donnelly that the Arctic Cat Board did not believe that it was the appropriate time for it to engage in discussions with Textron with regards to such a transaction given Arctic Cat's strong focus on pursuing its business plan, including various product and strategic initiatives, aimed at restoring financial performance to competitive levels. In response, Mr. Donnelly confirmed Textron's continuing interest in acquiring Arctic Cat, but Mr. Donnelly did not indicate a specific price or valuation in connection with a potential acquisition.

        On August 16, 2016, Mr. Donnelly and Mr. Metz had a telephonic conversation during which Mr. Donnelly reiterated Textron's interest in acquiring Arctic Cat. On this call, Mr. Donnelly informed Mr. Metz that Textron would be submitting a written non-binding indication of interest, based on Arctic Cat's publicly available information, proposing an acquisition of Arctic Cat by Textron at a purchase price of $20.00 per Share in cash, reflecting a 27% premium over the closing price of the Shares on August 15, 2016. Mr. Metz received Textron's written non-binding indication of interest on August 18, 2016 and delivered it to the Board on August 19, 2016.

        On August 20, 2016, the Board met via telephone conference. Mr. Metz updated the Board on his conversations with Mr. Donnelly, senior management's reactions to the letter and the general condition of the business. The Board then discussed next steps and determined to engage Robert W. Baird & Co. Incorporated ("Baird") as a financial advisor, both to address strategic alternatives and to assist Arctic Cat in evaluating its debt capital structure and reviewing potential refinancing and debt capital raising options. Also attending the meeting were representatives of Fredrikson & Byron P.A. ("Fredrikson"), Arctic Cat's principal transaction counsel. At this meeting, representatives of Fredrikson explained to the Board its fiduciary duties and other obligations in pursuing a sale transaction.

        On August 30, 2016, Mr. Donnelly and Mr. Metz met in Minneapolis, Minnesota to discuss Textron's strategic interest in a potential acquisition of Arctic Cat. Mr. Metz then updated the Board on these discussions via email the same day. Baird was engaged as financial advisor on August 30, 2016.

        In early September 2016, Arctic Cat began preparing to refinance its senior secured revolving credit facility. Arctic Cat's primary goal of the potential refinancing was to increase its loan availability throughout the year in order to reduce seasonal liquidity pressure. As part of that process, Arctic Cat and Baird contacted multiple potential new lenders, as well as its existing lenders.

        On September 19, 2016, the Board met in person for a regularly-scheduled Board meeting. Baird presented to the Board its observations on Arctic Cat's business, financial condition and the prospects for refinancing its senior secured revolving credit facility. Baird also reported on the general M&A environment, Arctic Cat's profile in such market and strategic alternatives (including a list of potential acquirers that could have an interest in Arctic Cat). Throughout the Baird presentation, the Board engaged in a detailed discussion among themselves and representatives of Baird regarding the financial prospects of the Company. At the conclusion of this meeting, the Board agreed to facilitate exploratory diligence with Textron. Following the Board meeting, Mr. Metz called Mr. Donnelly to let him know that Arctic Cat agreed to engage in exploratory due diligence based on Textron's non-binding indication of interest.

        On September 28, 2016, Mr. Metz had another telephone call with Mr. Donnelly, where they further discussed the possibility of a transaction between Textron and Arctic Cat. Mr. Metz informed Mr. Donnelly that Arctic Cat would be providing Textron with a draft confidentiality agreement that would allow Textron to receive non-public information about Arctic Cat solely for the purpose of evaluating and negotiating a potential transaction between Textron and Arctic Cat. The confidentiality agreement contained a "standstill" in favor of Arctic Cat, which generally prohibited Textron from making public proposals to acquire Arctic Cat, acquiring Arctic Cat securities or taking similar actions. The confidentiality agreement was executed by Arctic Cat and Textron on October 6, 2016.

        On October 11, 2016, representatives of Arctic Cat senior management met with representatives of Textron senior management for a management meeting, which included a discussion of certain financial forecasts of Arctic Cat. Directly following this meeting, Mr. Metz updated the Board regarding the latest discussions between Arctic Cat and Textron.

        Between October 2016 and January 2017, Arctic Cat and Baird responded to Textron's due diligence requests. An initial due diligence request list was provided by Textron on October 13, 2016. During this time period, representatives of Textron, Arctic Cat and Baird held telephonic meetings to discuss the financial forecasts of Arctic Cat and other diligence matters in more detail.

        Another regularly-scheduled Board meeting occurred on October 24, 2016. Mr. Metz updated the Board on his telephone call with Mr. Donnelly that had occurred on September 28, 2016 and the in-person management meeting that had occurred on October 11, 2016. Mr. Metz noted Textron's continued interest in Arctic Cat. The Board engaged in detailed discussion regarding maintaining the current business plan for Arctic Cat in order to permit a range of alternative responses to Textron and otherwise enhance shareholder value. Mr. Metz agreed to keep the Board apprised of his further discussions with Textron and to begin to include Baird in these discussions that same day regarding the Textron proposal.

        On November 29, 2016 Arctic Cat entered into a second amended and restated loan and security agreement evidencing the senior secured revolving credit facility maturing on November 29, 2021 with its current lender.

        On December 7, 2016, Mr. Donnelly spoke by telephone with Mr. Metz to confirm Textron's continued interest in acquiring Arctic Cat at a purchase price of $20.00 per Share in cash. On December 8, 2016, Mr. Metz passed along this additional information to Mr. Roering, Chairman of the Board, and Fredrikson.

        On December 9, 2016, the Board met to consider Textron's proposal, and Mr. Metz provided an update on his most recent discussion with Mr. Donnelly. Mr. Metz stated that it was senior management's recommendation that the Board authorize continued discussions and due diligence with Textron, noting that Arctic Cat is currently facing significant headwinds, including the Canadian dollar exchange rate, low snow levels, a declining ATV market and declining financial performance, each of which is exacerbated by Arctic Cat's size, limited financial and operational resources and product concentration. Mr. Metz encouraged the Board to take the weekend to think about the Textron proposal and recommended that the Board reconvene the following Tuesday, December 13, 2016. At this meeting, the Board also discussed possible alternatives, including executing the Company's business plan, alternative capital structures and capital deployment priorities, potential strategic acquisitions or an alternative strategic combination. The Board then discussed the current business outlook for Arctic Cat and the current environment in the powersports industry, including the trends in consolidation and competition, and the likely effect of these factors on Arctic Cat. Fredrikson then presented to the Board on their fiduciary duties and other obligations.

        On December 13, 2016, the Board met again to consider the next steps in response to Textron's proposal. A representative of Fredrikson was present at the meeting. An extensive discussion ensued.

The Board discussed other parties that may have had both a strategic rational and the financial wherewithal to consummate a strategic combination with Arctic Cat. Ultimately, the Board concluded that discussions with other parties were unlikely to result in a higher price and that such discussions could materially increase the risk of sensitive confidential information being leaked that could compromise key elements of Arctic Cat's business plan. Additionally, the Board considered that Textron had indicated that discussions with other parties could cause Textron to withdraw its interest in Arctic Cat and thus the Board further concluded that continued exclusive conversations with Textron were in the best interest of the Shareholders. The Board then authorized Mr. Metz to continue discussions with Textron. It was also agreed by the Board that Mr. Metz would instruct Baird to seek an increase in the per share price for Arctic Cat from Textron, which request was orally communicated to Textron on December 16, 2016.

        From December 19, 2016 through December 22, 2016, Arctic Cat and Baird responded to additional business and financial diligence requests from Textron. On December 22, 2016, Arctic Cat disclosed to Textron Arctic Cat's preliminary view of its financial results for the third quarter of the 2017 fiscal year.

        On December 23, 2016, Textron delivered a revised written non-binding indication of interest to acquire Arctic Cat for a purchase price of $21.00 per Share in cash, subject to completion of due diligence. The letter also proposed key terms and conditions of the proposed transaction, including a termination fee equal to 4% of the equity value of the transaction, customary non-solicitation provisions with a customary fiduciary out and customary closing conditions. The non-binding indication of interest also noted that the proposed transaction would not be subject to any financing contingency. Mr. Roering subsequently provided this letter to the Board on December 24, 2016, noting that no additional Board action was necessary at that time, since the key terms were the same as those previously discussed, other than the higher price.

        Mr. Roering followed up with each Board member to review Textron's December 23, 2016 written non-binding indication of interest, and all directors agreed to allow Textron to proceed with its confirmatory due diligence. Discussions also ensued regarding how the terms of Textron's proposal might be improved.

        For the next several days, various conversations between representatives of Baird, Mr. Metz, Mr. Roering and representatives of Textron ensued, including regarding the key terms and conditions in Textron's December 23, 2016 written non-binding indication of interest. Baird, acting on the instructions of the Board, orally communicated to Textron a request to reduce the termination fee and include a "go-shop" provision. Textron orally communicated that it was unwilling to accept their terms.

        On December 29, 2016, Textron agreed to provide a draft term sheet reflecting terms that would permit the Board to respond to certain unsolicited proposals and to decrease the amount of the break-up fee from 4% to 3% of anticipated equity value of the transaction. Also on December 29, 2016, Textron submitted a detailed diligence request list and a proposed agenda for management meetings to be held on January 9, 2017.

        On December 30, 2016, Baird and Arctic Cat executed an updated engagement letter. See—"Item 5—Persons/Assets Retained, Employed, Compensated or Used" for a description of the fees payable to Baird in connection with the Offer and the Merger.

        On January 1, 2017, Textron provided Arctic Cat with a draft term sheet regarding non-solicitation provisions to be included in the Merger Agreement.

        On January 3, 2017, Mr. Metz, Baird and Fredrikson discussed the draft non-solicit term sheet and the plans for in-person meetings that had been scheduled to occur on January 9, 2017. Later that day, Mr. Metz provided an update to Mr. Roering regarding the same.

        On January 5, 2017, Mr. Metz and Mr. Donnelly discussed via telephone conference various open items, including an overview of Arctic Cat's organizational structure and the plan for in-person meetings on January 9, 2017.

        On January 9, 2017, members of the senior management of Textron and its Specialized Vehicles business attended an in-person management presentation by Arctic Cat in Minneapolis, Minnesota, with representatives of Baird present. During these meetings, representatives of Arctic Cat provided Textron's representatives with a detailed overview of Arctic Cat and an update on recent business activities. In addition, on the afternoon of January 9 and morning of January 10, there were separate breakout sessions on certain financial and legal due diligence topics, including a detailed discussion of Arctic Cat's financial statements and forecasts as well as ongoing litigation and regulatory matters. On January 10, representatives of Textron and representatives of Arctic Cat visited Arctic Cat's operating facilities in Thief River Falls and St. Cloud. From January 10 to January 16, 2017, representatives of Textron, representatives of Arctic Cat, and representatives of Baird continued to conduct due diligence through follow up telephonic meetings and information exchanges on various financial and operational matters.

        On January 13, 2017, Shearman & Sterling LLP ("Shearman & Sterling"), legal counsel to Textron, delivered a draft of the Merger Agreement to Fredrikson and Baird. Fredrikson sent revised drafts of the Merger Agreement to Shearman & Sterling on January 15 and 17, 2017, reflecting Arctic Cat's comments. Discussions and negotiations among representatives of Textron and Shearman & Sterling and representatives of Arctic Cat and Fredrikson continued until the signing of the Merger Agreement in the late afternoon on January 24, 2016, and representatives of Shearman & Sterling and representatives of Fredrikson exchanged numerous revised drafts of the Merger Agreement and Arctic Cat's the confidential disclosure schedules during this time.

        On January 17, 2017, Arctic Cat provided Textron with preliminary results for the third fiscal quarter ended December 31, 2016 that demonstrated revenue and earnings below the forecasts that Arctic Cat had delivered to Textron on December 22, 2016.

        On January 19, 2017, a representative of Textron contacted a representative of Baird to reiterate Textron's interest in acquiring Arctic Cat but communicated that in light of Arctic Cat's deteriorating fiscal third quarter 2017 results, Textron could no longer offer $21.00 per Share and was now prepared to offer $18.00 per Share. Textron indicated that there were no other changes to material transaction terms. After discussion among the Board, management and Baird, and taking into account, among other things, Arctic's Cat's preliminary net sales and preliminary operating loss for the fiscal 2017 third quarter, the Board directed Baird to engage in further negotiations with Textron, which resulted in a final offer price per Share of $18.50.

        Between January 19, 2017 and January 23, 2017, representatives of Textron and representatives of Shearman & Sterling, on the one hand, and representatives of Arctic Cat and representatives of Fredrikson, on the other hand, continued to negotiate the terms of the Merger Agreement and the confidential disclosure schedules.

        On January 23, 2017, the Board appointed the Minnesota Act Committee to recommend to the Board whether the Transactions are fair to and in the best interests of Arctic Cat and Shareholders and should be approved and review and consider the requirements for the merger of a corporation under Minnesota law and make any resolutions related to the MBCA as the Minnesota Act Committee deemed appropriate.

        On January 23, 2017, each of the Minnesota Act Committee and the Board separately met to discuss the Merger Agreement.

        On such date, during the meetings of each of the Minnesota Act Committee and the Board, Baird rendered an oral opinion, confirmed by delivery of a written opinion dated January 24, 2017, to the effect that, as of that date and based upon and subject to the assumptions, factors, qualifications and limitations set forth in such opinion, the $18.50 per Share cash consideration to be paid in the Offer and the Merger, taken together, to holders of Shares (other than holders of Excluded Shares (as defined below)) was fair, from a financial point of view, to such holders. In addition, at each of these meetings, Fredrikson presented on the various aspects of the Merger Agreement, and each of the Minnesota Act Committee and the Board reviewed Arctic Cat's preliminary unaudited financial results for the fiscal 2017 third quarter, consisting of net sales of $117.4 million and a net loss of $37.2 million, or $2.85 per Share. The directors noted that the net loss included the income tax expense impact of recording a valuation allowance against deferred tax assets, estimated at that time to be $26.9 million, which increased the net loss by $2.06 per Share. Each of the Minnesota Act Committee and the Board conducted a lengthy discussion on the benefits and risks of signing the Merger Agreement and recommending that Shareholders accept and tender their Shares in the Offer.

        The Minnesota Act Committee, meeting separately from the full Board, unanimously determined that the Transactions, including the Offer and the Merger, are advisable, fair to and in the best interests of Arctic Cat and the Shareholders and (i) recommended that the Board approve and adopt the Merger Agreement and the Transactions and (ii) reviewed and considered the requirements for the merger of a corporation under Minnesota law and resolved that, to the fullest extent permitted by the MBCA, the provisions of Sections 302A.671, 302A.673 and 302A.675 of the MBCA shall be inapplicable to the Merger Agreement and the Transactions.

        The Board then, among other things, (i) determined that the Merger Agreement and the Transactions are advisable, fair to and in the best interests of the Company and Shareholders, (ii) approved and adopted the Merger Agreement and the Transactions, including the Offer and the Merger, and (iii) recommended that Shareholders accept the Offer and tender their Shares to Purchaser in the Offer and, if required to consummate the Merger, such Shareholders approve and adopt the Merger Agreement and the Merger.

        During the late afternoon on January 23, 2017, Arctic Cat notified Textron that its Board had unanimously approved the Transactions subject to finalizing the Merger Agreement.

        On January 24, 2017, Arctic Cat and Textron finalized the Merger Agreement and related ancillary documents and executed the Merger Agreement. On January 25, 2017, Arctic Cat and Textron both issued press releases announcing the execution of the Merger Agreement.

(b)
Reasons for the Recommendation of the Minnesota Act Committee and Arctic Cat's Board

        The Minnesota Act Committee and the Board each met on January 23, 2017 to consider the Merger Agreement and the Transactions, including the Offer and the Merger.

        The Minnesota Act Committee (i) unanimously determined that the Transactions, including the Offer and the Merger, are advisable, fair to and in the best interests of Arctic Cat and Shareholders, (ii) unanimously recommended that the Board approve and adopt the Merger Agreement and the Transactions, and (iii) reviewed and considered the requirements for the merger of a corporation under Minnesota law and unanimously resolved that, to the fullest extent permitted by the MBCA, the provisions of Sections 302A.671, 302A.673 and 302A.675 of the MBCA shall be inapplicable to the Merger Agreement and the Transactions.

        Following the Minnesota Act Committee's determination, and based on that and the other factors described below, the Board, among other things, (i) determined that the Merger Agreement and the transactions contemplated thereby are advisable, fair to and in the best interests of the Company and Shareholders, (ii) approved and adopted the Merger Agreement and the Transactions, including the Offer and the Merger, and (iii) recommended that Shareholders accept the Offer and tender their Shares to Purchaser in the Offer and, if required to consummate the Merger, such Shareholders approve and adopt the Merger Agreement and the Merger.

        In determining that the Merger Agreement and the Transactions are advisable, fair to and in the best interests of the Company and Shareholders, the Board considered the unanimous determination of the Minnesota Act Committee, as well as the positive factors and potential benefits of the Merger Agreement and the Transactions, the risks and potentially negative factors relating to the Merger Agreement and the Transactions and the factors relating to procedural safeguards in place to protect Shareholders, which Arctic Cat's Board expressly adopts for purposes of its recommendation, each of which is discussed in more detail below:

Expected Benefits of the Offer and the Merger

        The Offer and the Merger are expected to result in benefits to all Shareholders. In the course of reaching its determination and making the recommendation described above, the Board considered a number of factors and a substantial amount of information. The Board held numerous telephonic and in-person meetings following the initial contact from Textron. In addition, between these meetings, there were additional informal discussions among members of the Board and between or among directors, Arctic Cat's management and legal and financial advisors.

        The principal factors and benefits that the Board believes support its conclusion are set forth below:

  •
  Financial Condition and Prospects of Arctic Cat.  The Board considered a number of factors impacting the business, operations, prospects, business strategy, properties and assets of Arctic Cat, including Arctic Cat's current and projected results of operations and financial condition. For a discussion of the projected results of operations and financial conditions considered by the Board, see "Item 8(c)—Additional Information To Be Furnished—Other material information—Projected Financial Information". With respect to Arctic Cat's historical performance, the Board considered the historical share price performance of the Shares, management's prior projections and Arctic Cat's historical financial performance. The Board also discussed the expected benefits from continuing to execute Arctic Cat's business plan and strategy, as reflected in management's projections, as well as the potential risks and uncertainties of achieving the potential benefits of the goals reflected in such business plan relative to the certainty of the Offer Price to Shareholders in the Offer and the Merger. Risks discussed included, but were not limited to, risks involved in the decreasing snow level over multiple years, the Canadian dollar exchange rate, a declining ATV market, deteriorating financial performance and general economic conditions. These risks have been particularly difficult for Arctic Cat to manage simultaneously in light of its limited financial resources and narrowly-focused line of products. The Board and the senior management of Arctic Cat have recognized that many of Arctic Cat's competitors are larger and more diversified companies with substantially greater financial resources and capacity to invest in the development and marketing of new products. Based on Arctic Cat's standalone business plan and risks associated with achieving such plan, the Board believes that the Offer Price appropriately reflects the long-term value creation potential of Arctic Cat's business plan.

  •
  Opportunities for Integration with Textron.  The Board reviewed the opportunities for further product development and growth as part of a much larger organization and the resulting benefits on Arctic Cat's employees, dealers and other constituencies. Arctic Cat has significant strength in its employees, products, reputation and customer relationships, on a historical, current and prospective basis, and a combination with Textron will allow Arctic Cat to better leverage those strengths as part of a larger organization. The Board also considered that Textron is not necessarily a current competitor of Arctic Cat, so the future integration of Arctic Cat into Textron would create a strategic benefit for both Textron and Arctic Cat.

  •
  Public Company Costs.  The Board considered the high costs of being a public company relative to the size of Arctic Cat's earnings and asset base; the substantial and increasing cost of being a public company, including accounting fees, legal fees, salaries and other expenses, as well as significant time and attention from Arctic Cat management; the impact of such costs on the potential future trading price of the Shares; and the current lack of benefits of being a stand-alone public company, including in terms of raising capital from external sources and in pursuing acquisitions with Shares.

  •
  Strategic Alternatives.  The Board reviewed possible alternatives to the Offer and the Merger (including continuing with Arctic Cat's current business plan, pursuing possible acquisitions, or pursuing other potential purchasers) and the perceived risks and benefits of any such alternatives, including the timing and likelihood of consummating any such alternative and the impact upon Arctic Cat employees and the Arctic Cat dealer base. As a result of its review and considering a number of factors described herein, the Board determined that the Offer and the Merger present a superior opportunity to any such alternatives.

  •
  Historical Trading Prices; Premium to Market Price.  The Board considered the relationship of the Offer Price to historical market prices of the Shares on NASDAQ. In this regard, the Board observed that the Offer Price represented approximately a 40.7% premium over the closing price of the Shares on NASDAQ on January 20, 2017, the last trading day before the Board discussions, and a 22.1% premium over the closing price of the Shares on NASDAQ on August 17, 2016, the last trading day before Textron notified Arctic Cat of its initial interest in acquiring Arctic Cat.

  •
  Financing.  The Board considered the likelihood that the Offer and the Merger would be completed based on, among other things, the absence of a financing condition or any condition requiring third-party consents and Textron's representation of its financial strength, which the Board believed contributes to the certainty of closing and the certainty that all tendering Shareholders will receive the all-cash consideration of the Offer Price without significant delay.

  •
  Certainty of Value of Offer Price.  The Board considered the form of consideration payable to Shareholders in the Offer and the Merger and the certainty of value, although taxable, of such cash consideration. The Board determined that the substantial immediate premium offered by Textron was preferable for Shareholders as compared to a speculative return dependent upon Arctic Cat's share price rising above $18.50 in the future.

  •
  Timing of Completion.  The Board considered the fact that the transaction is structured as a tender offer and back-end merger, which can generally be completed more promptly than a one-step merger, meaning that all Shareholders can receive the Offer Price for their Shares sooner.

  •
  Opinion of the Company's Financial Advisor.  The Board considered the opinion of Baird, dated January 24, 2017, to the Board as to the fairness, from a financial point of view and as of such date, of the $18.50 per share cash consideration to be paid in the Offer and the Merger, taken together, to holders of Shares (other than Shares held by Purchaser, Parent and any of their affiliates, or by holders properly exercising dissenters' rights), which opinion was based on and subject to the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Baird as more fully described below under the caption "Opinion of Arctic Cat's Financial Advisor."

  •
  Terms of the Merger Agreement.  The Board reviewed, considered and discussed with Arctic Cat's management and advisors the terms and conditions of the Merger Agreement. The Board believed that the provisions of the Merger Agreement were in the best interests of Arctic Cat and the Shareholders. In particular:

  •
  No Financing Condition.  The Board considered the representation and covenant of Textron that Textron will, at the acceptance time of the Offer and at the Effective Time, have cash and cash equivalents and available sources of credit, sufficient to consummate the Transactions and to perform its obligations under the Merger Agreement, and the fact that the Offer is not subject to a financing condition.

    •
    Fiduciary Out.  The Board considered the potential for unsolicited competing proposals following execution of the Merger Agreement. The Board considered the Board's ability, under the "fiduciary out" provisions of the Merger Agreement, to consider an unsolicited acquisition proposal and, in certain circumstances, to terminate the Merger Agreement to accept a bona fide written proposal determined to be a "superior proposal" in accordance with the terms of the Merger Agreement upon payment of a termination fee, which termination fee the Board determined was not unduly onerous.

    •
    Short-Form Merger.  The Board took into account that the Merger Agreement requires Textron, if Textron owns at least 90% of the outstanding Shares after completion of the Offer, and, if necessary, after giving effect to any Shares purchased pursuant to the Top Up Option (as described below), to effect a "short-form" merger to acquire the remaining equity of Arctic Cat pursuant to applicable provisions of Minnesota law, without additional approval of Shareholders.

    •
    Dissenter's Rights.  The Board took into account that if the Merger is consummated, whether through a "short-form" merger or "long-form" merger that requires a Shareholder vote, a Shareholder of Arctic Cat who has not tendered his or her Shares in the Offer will have certain rights under Minnesota law to dissent from the Merger and obtain payment in cash for the "fair value" of such Shareholder's Shares, if certain procedures are properly followed by the Shareholder.

    •
    Customary Terms.  The Board believes that the Merger Agreement contains customary terms and that the conditions to Textron's obligation to consummate the Offer and the Merger are not unduly onerous.

Potentially Negative Factors

        The Board also considered potential risks associated with the Offer and the Merger in connection with its evaluation of the Transactions, including:

  •
  Insufficient Tenders.  The Board considered the risk that the Offer might not receive requisite tenders from Shareholders and therefore the Transactions might not be consummated.

  •
  Continuing Management.  The Board considered the fact that members of management may enter into certain agreements, arrangements or understandings with Textron regarding employment with the Surviving Company or Textron. See—"Item 3—Past Contacts, Transactions, Negotiations And Agreements."

  •
  Termination by Textron.  The Board considered the risk that Textron may terminate the Merger Agreement and not complete the Offer in certain limited circumstances, including, subject to certain conditions, if there is a Company Material Adverse Effect (as defined in the Merger Agreement), or if Arctic Cat breaches or fails to perform its obligations under the Merger Agreement in any material respect, and such breach or failure is not cured within thirty (30) days.

  •
  Termination Fee.  The Board reviewed and discussed the termination fee that could become payable by Arctic Cat pursuant to the Merger Agreement under certain circumstances, including as a result of Arctic Cat's acceptance of a bona fide written proposal determined to be a "superior proposal" in accordance with the terms of the Merger Agreement, pursuant to the Merger Agreement's "fiduciary out" provision.

  •
  Pre-Closing Covenants.  The Board considered that, under the terms of the Merger Agreement, Arctic Cat has agreed that it will conduct its business in the ordinary course of business consistent with past practice and, subject to specified exceptions, that Arctic Cat will not take certain specified actions related to the conduct of its business without the prior written consent of Textron. The Board further considered that these terms may limit the ability of Arctic Cat to pursue or undertake business opportunities that could arise prior to the consummation of the Offer and the Merger.

  •
  Operations During Pendency and Failure to Close.  The Board considered that the announcement and pendency of the transaction may divert management and employee attention from the day-to-day operations of Arctic Cat and may negatively impact existing employee, customer, vendor and supplier relationships, and the risk that the Transactions might not be completed and the resulting effect on:

  •
  Arctic Cat's operating results, particularly in light of the costs incurred in connection with the Transactions, including the potential requirement to make a termination payment;

  •
  the ability to attract and retain key personnel; and

  •
  relationships with customers, suppliers, vendors and other business partners of Arctic Cat.

  •
  Tax Treatment.  The Board considered that the consideration to be received by Shareholders in the Offer and the Merger would generally be taxable to such Shareholders for U.S. federal income tax purposes.

Other Factors

        In addition to the above, the Board also considered the following factors:

  •
  Conflicts of Interest.  The Board considered the potential conflicts of interest of certain Arctic Cat officers and directors. See—"Item 3—Past Contacts, Transactions, Negotiations And Agreements".

  •
  Liquidation Value; Net Book Value; Other Factors Not Considered.  The Board did not consider the liquidation value of Arctic Cat, because the Board considered Arctic Cat to be a viable, going concern with its value derived from cash flows from its continuing operations rather than from the value of its assets. Moreover, the Board did not consider net book value, which is an accounting concept, because it believes that net book value does not present a meaningful view of Arctic Cat and its business since Arctic Cat's value is derived from cash flows generated by continuing operations.

Procedural Fairness

        The Board considered the following material factors in concluding that the Transactions are procedurally fair to the unaffiliated Shareholders:

  •
  Board Authority.  The Board had no obligation to recommend the approval of the Transactions and had the power to reject the Transactions on behalf of Arctic Cat. The Board met telephonically or in person many times and was assisted by Arctic Cat's management and legal and financial advisors. The Board held extensive discussions, with the assistance of the Company's advisors, and with representatives of Textron, regarding the Offer Price and other terms of the Transactions.

  •
  Interests of the Board.  No Board members have interests in the Transactions different from those of Shareholders generally, other than with respect to the vesting of unvested Company equity awards as recipients of such awards under Arctic Cat's equity incentive plans (Options, RSUs and CSSARs, as applicable) and other than the compensation payable pursuant to existing director and officer compensation arrangements and expense reimbursement, none of which are contingent upon the consummation of the Transactions or the Board's recommendation of the Transactions, and their indemnification and liability insurance rights under the Merger Agreement. In addition, if the Transactions is consummated, Mr. Metz may be entitled to payouts under his change-in-control agreement, which was in place prior to the time when conversations with Textron commenced.

        The Board based its ultimate decision on its business judgment that the benefits of the Offer and the Merger to Shareholders outweigh negative considerations. The Board determined that the Offer and the Merger represent the best reasonably available alternative to enhance shareholder value with the least risk of non-completion.

        The foregoing discussion of information and factors considered by the Board is not intended to be exhaustive and may not include all of the factors considered by the Board. The Board did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to its ultimate determination, and did not quantify or assign any relative or specific weights to the various factors that it considered in reaching its determination that the Offer, the Merger, the Merger Agreement and the other transactions contemplated by the Merger Agreement are advisable and fair to and in the best interests of Arctic Cat and Shareholders. Rather, the Board conducted an overall analysis of the factors described above and considered the factors overall to be favorable to, and supportive of, its determination. In addition, individual members of the Board may have given different weight to different factors. It should be noted that this explanation of the reasoning of the Board and certain information presented in this section, is forward-looking in nature and, therefore, that information should be read in light of the factors discussed in "Item 8(c)—Additional Information—Other Material Information—Forward-Looking Statements".

(c)
Intent to Tender

Directors and Executive Officers

        To Arctic Cat's knowledge, after making reasonable inquiry, Arctic Cat has been advised that all of Arctic Cat's directors and executive officers intend to tender all of their Shares to Purchaser in the Offer. For a discussion regarding the decision of Arctic Cat's Board with respect to the Merger Agreement and the Transactions, including the Offer and the Merger, see "The Solicitation or Recommendation—Reasons for the Recommendation of the Minnesota Act Committee and Arctic Cat's Board" in Item 4(b).

(d)
Opinion of Arctic Cat's Financial Advisor

        The Board selected Baird as Arctic Cat's financial advisor in connection with the Transactions and to render an opinion as to the fairness, from a financial point of view, of the $18.50 per Share cash consideration to be paid in the Offer and the Merger, taken together, to holders of Shares (other than shares held by Purchaser, Textron and any direct or indirect wholly owned subsidiaries of Textron, or by holders properly exercising dissenters' rights ("Excluded Shares")). For a description of the terms of Baird's engagement as Arctic Cat's financial advisor, see the discussion under "Item 5—Persons/Assets Retained, Employed, Compensated or Used".

        On January 23, 2017, at meetings of the Minnesota Act Committee and the Board held to evaluate the Offer and the Merger, Baird rendered to the Minnesota Act Committee and the Board an oral opinion, confirmed by delivery of a written opinion dated January 24, 2017, to the effect that, as of that date and based upon and subject to the assumptions, factors, qualifications and limitations set forth in such opinion, the $18.50 per share cash consideration to be paid in the Offer and the Merger, taken together, to holders of Shares (other than holders of Excluded Shares) was fair, from a financial point of view, to such holders.

        As a matter of policy, Baird's opinion was approved by a fairness committee, a majority of the members of which were not involved in providing financial advisory services on its behalf to Arctic Cat in connection with the Merger.

        The full text of Baird's written opinion, which sets forth, among other things, the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Baird in connection with its opinion, is attached to this document as Annex A and is incorporated into this document by reference. Baird's engagement and its opinion were for the use of the Minnesota Act Committee and the Board (each in its capacity as such) and such opinion was rendered to the Minnesota Act Committee and the Board in connection with their evaluation of the cash consideration payable in the Offer and the Merger, taken together, from a financial point of view and did not address any other aspects of the Offer or the Merger. Baird's opinion did not address the relative merits of the Offer and the Merger as compared to any other transaction or business strategy in which Arctic Cat might engage or the merits of the underlying decision by Arctic Cat to engage in the Offer and the Merger. Baird's opinion should not be construed as creating any fiduciary duty on Baird's part to any party and was not intended to and does not constitute a recommendation to any Shareholder as to whether such Shareholder should tender shares of Shares in the Offer or how such Shareholder should act with respect to the Offer, the Merger or any related matter. Shareholders are urged to read the opinion carefully in its entirety.

        In conducting its financial analyses and in arriving at its opinion, Baird has reviewed such information and has taken into account such financial and economic factors, investment banking procedures and considerations Baird deemed relevant under the circumstances. In that connection, and subject to the various assumptions, qualifications and limitations set forth herein, Baird has, among other things: (i) reviewed certain internal information, primarily financial in nature, including financial forecasts for fiscal years (ending March) 2017 - 2022 and calendar years 2016 and 2017 concerning the business and operations of Arctic Cat (the "Forecasts") furnished to Baird, and prepared, by Arctic Cat's management for purposes of Baird's analysis; (ii) reviewed certain publicly available information, including, but not limited to, Arctic Cat's recent filings with the SEC and equity analyst research reports covering Arctic Cat prepared by various investment banking and research firms, including Baird, including consensus earnings estimates for Arctic Cat for the calendar year ending 2017; (iii) reviewed the principal financial terms of the Merger Agreement; (iv) compared the financial position and operating results of Arctic Cat with those of certain other publicly traded companies it deemed relevant; (v) compared the historical market prices, trading activity and market trading multiples of Artic Cat with those of certain other publicly traded companies it deemed relevant; (vi) compared the Offer Price with the reported enterprise values of certain other transactions it deemed relevant; and (vii) considered the present values of the forecasted cash flows of Arctic Cat reflected in the Forecasts. Baird held discussions with members of Arctic Cat's senior management concerning Arctic Cat's historical and current financial condition and operating results, as well as the future prospects of Arctic Cat. Baird was not engaged or requested to, and it did not, solicit third party indications of interest in acquiring all or any part of Arctic Cat. Baird also considered such other information, analyses and financial, economic and market criteria which it deemed relevant for the preparation of its opinion.

        In arriving at its opinion, Baird assumed and relied upon, without assuming any responsibility to independently verify the accuracy and completeness of all of the financial and other information that was publicly available or provided to Baird by or on behalf of Arctic Cat. Baird was not engaged to independently verify, did not assume any responsibility to verify, did not assume liability for, and expressed no opinion on, any such information, and it assumed and relied upon Arctic Cat's statement, that Arctic Cat was not aware of any information that might be material to Baird's opinion that had not been provided to Baird. Baird assumed and relied upon, without assuming any responsibility to independently verify, that: (i) all material assets and liabilities (contingent or otherwise, known or unknown) of Arctic Cat were as set forth in Arctic Cat's most recent financial statements provided to Baird, and there was no information or facts that would make any of the information reviewed by Baird incomplete or misleading; (ii) the financial statements of Arctic Cat provided to Baird presented fairly the results of operations, cash flows and financial condition of Arctic Cat for the periods, and as of the dates, indicated and were prepared in conformity with U.S. generally accepted accounting principles consistently applied; (iii) the Forecasts for Arctic Cat were reasonably prepared on bases reflecting the best available estimates and good faith judgments of Arctic Cat's senior management as to the future performance of Arctic Cat, and Baird relied, without assuming any responsibility to independently verify, upon such Forecasts in the preparation of its opinion, although Baird expressed no opinion with respect to the Forecasts or any judgments, estimates, assumptions or basis on which they were based, and Baird assumed, without assuming any responsibility to independently verify, that the Forecasts currently contemplated by Arctic Cat's management used in Baird's analysis will be realized in the amounts and on the time schedule contemplated; (iv) in all respects material to Baird's analysis, the Offer and Merger will be consummated in accordance with the terms and conditions of the Merger Agreement without any amendment or modification thereto and without waiver by any party of any of the conditions to their respective obligations thereunder; (v) in all respects material to Baird's analysis, the representations and warranties contained in the Merger Agreement were true and correct and that each party will perform all of the covenants and agreements required to be performed by it under the Merger Agreement; and (vi) all corporate, governmental, regulatory or other consents and approvals (contractual or otherwise) required to consummate the Offer and Merger have been, or will be, obtained without the need for any divestitures or other material changes to the Offer Price or other material financial terms or conditions of the Offer and Merger or that would otherwise materially affect Arctic Cat or Baird's analysis. With respect to the equity analyst research reports and consensus earnings estimates referred to above, Baird assumed, without assuming any responsibility to verify, that such forecasts and projections represented reasonable estimates and judgments of the future financial results and condition of Arctic Cat, and Baird expresses no opinion with respect to such forecasts and projections or the assumptions on which they are based. Baird relied upon and assumed, that the final form of any draft documents referred to above would not differ in any material respect from the form of such draft documents that Baird reviewed. Baird relied as to all legal matters regarding the Offer and Merger on the advice of legal counsel to Arctic Cat, and Baird has assumed that all such advice was correct. In conducting its review, Baird did not undertake or obtain an independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise, known or unknown) or solvency of Arctic Cat nor did Baird made a physical inspection of the properties or facilities of Arctic Cat. Baird did not consider any expenses or potential adjustments to the Offer Price relating to the Offer and Merger as part of Baird's analysis. In each case above, Baird made the assumptions and took the actions or inactions described above with the consent of Arctic Cat's Board of Directors.

        Baird's opinion necessarily was based upon economic, monetary and market conditions as they existed and could be evaluated on the date thereof, and Baird's opinion did not predict or take into account any changes which may occur, or information which may become available, after the date thereof. Baird is under no obligation to update, revise, reaffirm or withdraw its opinion, or otherwise comment on or consider events occurring after the date thereof. Furthermore, Baird expresses no opinion as to the price or trading range at which any of Arctic Cat's securities (including the Shares) will trade following the date of its opinion or as to the effect of the Offer and Merger on such price or trading range. Such price and trading range may be affected by a number of factors, including but not limited to (i) dispositions of the Shares by Shareholders within a short period of time after, or other market effects resulting from, the announcement and/or effective date of the Offer and Merger; (ii) changes in prevailing interest rates and other factors which generally influence the price of securities; (iii) adverse changes in the current capital markets; (iv) the occurrence of adverse changes in the financial condition, business, assets, results of operations or prospects of Arctic Cat or in Arctic Cat's industries; (v) any necessary actions by, or restrictions of, federal, state or other governmental agencies or regulatory authorities; and (vi) timely completion of the Offer and Merger on terms and conditions that are acceptable to all parties at interest.

        Baird's opinion did not address the relative merits or risks of: (i) the Offer and Merger, the Merger Agreement or any other agreements or other matters provided for, or contemplated by, the Merger Agreement; (ii) any other transactions that may be, or might have been, available as an alternative to the Offer and Merger; or (iii) the Offer and Merger compared to any other potential alternative transactions or business strategies considered by the Board and, accordingly, Baird relied upon discussions with the senior management of Arctic Cat with respect to the availability and consequences of any alternatives to the Offer and Merger. Baird's opinion did not constitute a recommendation to the Board, any Shareholder or any other person as to how any such person should vote or act with respect to the Offer and Merger or whether any Shareholder should tender their Shares in any tender offer or make any election with respect to the Offer and Merger.

        The following is a summary of the material financial analyses performed by Baird in connection with rendering its opinion, which is qualified in its entirety by reference to the full text of such opinion attached as Annex A and to the other disclosures contained in this section. The following summary, however, does not purport to be a complete description of the financial analyses performed by Baird. The order of analyses described does not represent relative importance or weight given to the analyses performed by Baird. Some of the summaries of the financial analyses include information presented in a tabular format. These tables must be read together with the full text of each summary and alone are not a complete description of Baird's financial analyses. Except as otherwise noted, the following quantitative information is based on market and financial data as it existed on or before January 19, 2017 and is not necessarily indicative of current market conditions.

        Implied Valuation, Transaction Multiples and Transaction Premiums.    Based on the cash consideration of $18.50 per Share (the "Per Share Equity Purchase Price"), Baird calculated the implied "equity purchase price" (defined as the Per Share Equity Purchase Price multiplied by the total number of diluted common shares outstanding of Arctic Cat, including gross shares issuable upon the exercise of Company Options and RSUs, less assumed Company Option proceeds and plus cash settlement payments associated with CSSARs) to be $246.8 million. In addition, Baird calculated the implied "total purchase price" (defined as the equity purchase price plus the book value of Arctic Cat's total debt, less cash and cash equivalents, each as reflected on Arctic Cat's estimated balance sheet as of December 31, 2016) to be $315.4 million. Baird then calculated the multiples of the total purchase price to Arctic Cat's last twelve months ("LTM") ended December 31, 2016, LTM Normalized Margin (as defined below), projected calendar year 2017, and the mean consensus analyst estimate of calendar year 2017 earnings before interest, taxes, depreciation and amortization ("EBITDA"). LTM Normalized Margin is the product of the estimated normalized EBITDA margin of 5%, which is based on the range of Arctic Cat's projected fiscal year EBITDA margins for the first several years in the Forecasts, and LTM net revenues. The mean consensus analyst estimate is compiled by Capital IQ and is as of January 19, 2017. These transaction multiples are summarized in the table below.

	Arctic Cat Metric	Implied Transaction Multiple
Adj. EBITDA
LTM	$(61.3)	N/M
LTM Normalized Margin	$25.4	12.4 x
CY 2017P (Management)	$26.3	12.0x
CY 2017P (Consensus)	$26.8	11.8x

Selected Publicly Traded Company Analysis

        Baird reviewed certain publicly available financial information and stock market information for certain publicly traded companies that Baird deemed relevant. The group of selected publicly traded companies reviewed is listed below.

• BRP, Inc. • Brunswick Corporation • Harley Davidson, Inc.	• Malibu Boats, Inc. • MCBC Holdings, Inc. • Polaris Industries, Inc.

        Baird selected these companies based on a review of publicly traded companies that, in Baird's professional judgment, possessed general business, operating and financial characteristics representative of companies in the industry in which Arctic Cat operates. Baird noted that none of the companies reviewed is identical to Arctic Cat and that, accordingly, the analysis of such companies necessarily involves complex considerations and judgments concerning differences in the business, operating and financial characteristics of each company and other factors that affect the public market values of such companies.

        For each company, Baird calculated the "equity market value" (defined as the market price per share of each company's common stock multiplied by the total number of diluted common shares outstanding of such company, including net shares issuable upon the exercise of stock options and warrants). In addition, Baird calculated the "total market value" (defined as the equity market value plus the book value of each company's total debt, preferred stock and minority interests, less cash, cash equivalents and marketable securities). Baird calculated the multiples of each company's total market value to its LTM (ended September 30, 2016, for all companies except for BRP, Inc., which ended October 31, 2016, and MCBC Holdings, Inc., which ended October 2, 2016) and projected calendar year 2017 EBITDA. Stock market and historical financial information for the selected companies was based on publicly available information as of January 19, 2017, and projected financial information was based on publicly available research reports as of such date. A summary of the implied multiples is provided in the table below.

Selected Company Multiples
	Low	Mean	Median	High
Adj. EBITDA
LTM	7.0 x	8.7 x	8.7 x	10.5 x
CY 2017P	6.7 x	7.6 x	7.7 x	8.4 x

        In addition, Baird calculated the implied per share equity values of the Shares based on the trading multiples of the selected public companies and compared such values to the Per Share Equity

Purchase Price of $18.50 per share. The implied per share equity values, based on the multiples that Baird deemed relevant, are summarized in the table below.

	Implied Arctic Cat Equity Value Per Share
	Low	Mean	Median	High
Adj. EBITDA
Applying Selected Company LTM EBITDA Multiples
LTM	N/M	N/M	N/M	N/M
LTM Normalized Margin	$8.28	$11.50	$11.43	$14.96
Applying Selected Company CY 2017P EBITDA Multiples
CY 2017P (Management)	$8.76	$12.09	$12.02	$15.68
CY 2017P (Consensus)	$9.00	$12.39	$12.32	$16.04
Avg. Equity Value per Share	$8.68	$11.99	$11.92	$15.56

        Baird compared the implied per share equity values in the table above with the Per Share Equity Purchase Price implied in the Merger in rendering its opinion.

Selected Transactions Analysis

        Baird reviewed certain publicly available financial information concerning completed or pending acquisition transactions that Baird deemed relevant. The group of selected acquisition transactions is listed below.

Date Announced	Target	Acquiror
10/12/2016 10/03/2016 07/01/2016 04/18/2012 01/08/2008 12/22/2006	• Transamerican Auto Parts Company, LLC • Grand Design RV • Jayco, Inc. • Ducati Motor Holding S.p.A. • Fox Factory, Inc • KTM Power Sports AG	• Polaris Industries, Inc. • Winnebago Industries, Inc. • Thor Industries, Inc. • AUDI AG • Compass Diversified Holdings • CROSS Industries AG

        Baird chose these acquisition transactions, in its professional judgment, based on a review of completed acquisition transactions involving target companies that possessed general business, operating and financial characteristics representative of companies in the industry in which Arctic Cat operates. Baird noted that none of the acquisition transactions or subject target companies reviewed is identical to the Transactions or Arctic Cat, respectively, and that, accordingly, the analysis of such acquisition transactions necessarily involves complex considerations and judgments concerning differences in the business, operating and financial characteristics of each subject target company and each acquisition transaction and other factors that affect the values implied in such acquisition transactions.

        For each transaction, Baird calculated the implied "total purchase price" (defined as the equity purchase price plus the book value of each target company's total debt, preferred stock and minority interests, less cash, cash equivalents and marketable securities). Baird calculated the multiples of each target company's implied total purchase price to its adjusted LTM EBITDA. A summary of the implied multiples is provided in the tables below.

Selected Transaction Multiples
	Low	Mean	Median	High
Adj. EBITDA
LTM	7.6 x	8.8 x	8.7 x	10.9 x

        In addition, Baird calculated the implied per share equity values of the Shares based on the acquisition transaction multiples of the selected acquisition transactions and compared such values to the Per Share Equity Purchase Price of $18.50 per Share. The implied per share equity values, based on the multiples that Baird deemed relevant, are summarized in the table below.

	Implied Arctic Cat Equity Value Per Share
	Low	Mean	Median	High
Adj. EBITDA
Applying Selected Transaction LTM EBITDA Multiples
LTM	N/M	N/M	N/M	N/M
LTM Normalized Margin	$9.37	$11.78	$11.57	$15.70
CY 2017P (Management)	$9.89	$12.39	$12.17	$16.47
Avg. Equity Value per Share	$9.63	$12.09	$11.87	$16.09

        Baird compared the implied per share equity values in the table above with the Per Share Equity Purchase Price implied in the Merger in rendering its opinion.

Discounted Cash Flow Analysis

        Baird performed a discounted cash flow analysis utilizing Arctic Cat's projected unlevered free cash flows (defined as after-tax operating income, plus depreciation and amortization, less increases in net working capital (excluding cash and debt) and capital expenditures, from 2018 to 2022, as provided by Arctic Cat's senior management. In such analysis, Baird calculated the present values of the unlevered free cash flows from fiscal year 2018 through 2022 by discounting such amounts at rates ranging from 15% to 17%, which are estimates of Arctic Cat's weighted average cost of capital. Baird calculated the present values of the free cash flows beyond 2022 based on unlevered free cash flow perpetual growth rates ranging from 2% to 4% and discounting the resulting terminal values at rates ranging from 15% to 17%. The summation of the present values of the unlevered free cash flows and the present values of the terminal values produced equity values ranging from $12.47 to $18.79 per Share, as compared to the Per Share Equity Purchase Price of $18.50 per Share. Baird compared these implied per share equity values with the Per Share Equity Purchase Price implied in the Merger in rendering its opinion.

        The foregoing summary does not purport to be a complete description of the analyses performed by Baird or its presentations to Arctic Cat's Board of Directors. The preparation of financial analyses and an opinion as to fairness from a financial point of view is a complex process and is not necessarily susceptible to partial analyses or summary description. Baird believes that its analyses (and the summary set forth above) must be considered as a whole and that selecting portions of such analyses and factors considered by Baird, without considering all of such analyses and factors, could create an incomplete view of the processes and judgments underlying the analyses performed and conclusions reached by Baird and its opinion. Baird did not attempt to assign specific weights to particular analyses. Any estimates contained in Baird's analyses are not necessarily indicative of actual values, which may be significantly more or less favorable than as set forth therein. Estimates of values of companies do not purport to be appraisals or necessarily to reflect the prices at which companies may actually be sold. Because such estimates are inherently subject to uncertainty, Baird does not assume responsibility for their accuracy.

Supplemental Price Activity Information

        Although not an integral part of its analyses, Baird reviewed certain historical price and trading activity of the Shares and noted that the high and low closing prices for the Shares were $18.72 and $10.41, respectively, over the last twelve months as of January 19, 2017, and $55.20 and $10.41, respectively, over the last three years as of January 19, 2017. Baird also noted that the Shares price rose 8% over the last twelve months and decreased 76% over the last three years. In addition, Baird noted that the Shares underperformed an index of selected companies (listed in the Selected Publicly Traded Company Analysis on page 22) and the S&P 500 index over the last twelve months and over the last three years.

        Baird also calculated the premiums that the Per Share Equity Purchase Price represented over the closing market price of the Shares for various time periods ranging from 1-day to 1-year prior to January 20, 2017. These premiums, along with the selected acquisition premiums of all U.S. target transactions with a transaction value of between $100 and $1 billion (excluding premiums less than 0% and greater than 100%) that included only cash consideration and closed between January 19, 2017 and the prior 360 days are summarized in the table below.

As of 1/20/17
			Selected Acquisition Premiums
		Implied Transaction Premium
	Stock Price		Low	Mean	Median	High
1-Day Prior	$13.05	41.8%	4.1%	37.9%	33.7%	98.0%
7-Days Prior	$13.64	35.6%	4.3%	41.1%	39.8%	98.0%
30-Days Prior	$15.65	18.2%	4.9%	44.6%	42.9%	99.4%
180-Days Prior	$18.02	2.7%	2.1%	44.7%	44.7%	99.7%
360-Days Prior	$11.26	64.3%	0.4%	33.1%	29.6%	79.3%

Additional Information about Baird and Its Engagement

        As part of its investment banking business, Baird is engaged in the evaluation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. Pursuant to an engagement letter dated December 30, 2016, Baird will receive a transaction fee equal to 1.4% of the transaction value for its services upon consummation of the Transactions. Pursuant to such engagement letter, Arctic Cat has also agreed to pay Baird a fee of $600,000 which was paid upon delivery of its opinion to the Board, and was to be paid regardless of the conclusions reached in such opinion or whether the Transactions are consummated (such fee to be creditable against the transaction fee described above). In addition, Arctic Cat has agreed to indemnify Baird against certain liabilities that may arise out of its engagement, including liabilities under the federal securities laws. Baird will not receive any other significant payment of compensation contingent upon the successful completion of the Transactions. In the past, Baird has provided financial advisory services to Arctic Cat for which Baird received customary compensation. Specifically, within the past two years, Baird advised Arctic Cat on the refinancing of its existing debt through a senior secured revolving credit facility for which Baird received customary compensation.

        In the ordinary course of business, Baird may from time to time provide investment banking, advisory, brokerage and other services to clients that may be competitors or suppliers to, or customers or security holders of, Arctic Cat, Textron or Purchaser or any other party that may be involved in the Transactions and their respective affiliates or that may otherwise participate or be involved in the same or a similar business or industry as Arctic Cat, Textron or Purchaser. In addition, Baird and certain of its employees and affiliates, as well as investment funds in which they may have financial interests or with which they may co-invest, may from time to time hold or trade the securities of Arctic Cat (including the Shares), Textron or Purchaser for their own account or the accounts of its customers and, accordingly, may at any time hold long or short positions or effect transactions in such securities. Baird has also prepared equity analyst research reports from time to time regarding Arctic Cat and Textron, and may continue to do so, and has served as a market maker in the publicly traded securities of Arctic Cat and Textron. Baird's Private Wealth Management business unit maintains an ongoing relationship with Textron's Vice President and Treasurer. In the past 24 months, Baird's institutional equity trading business unit has received trading commissions of approximately $6.3 million from T. Rowe Price Associates, Inc. and approximately $6.2 million from Fidelity Management & Research Company. Each of T. Rowe and Fidelity beneficially own 5% or more of the Shares. Baird's fixed income investment management business unit holds fixed income securities of Textron with a par value of $10,000 in separately managed accounts of its clients.

Item 5.    Persons/Assets Retained, Employed, Compensated or Used

        In connection with Baird's services as Arctic Cat's financial advisor with respect to the Transactions, Arctic Cat has agreed to pay Baird an aggregate fee equal to 1.4% of transaction value. Baird was paid $600,000 upon the rendering of its opinion described in Item 4(d) above, which amount is fully creditable against the aggregate fee. Arctic Cat also has agreed to reimburse Baird for its reasonable out-of-pocket expenses, including attorneys' fees, and to indemnify Baird and certain related parties against certain liabilities that may arise out of its engagement, including certain liabilities under U.S. federal securities laws.

        Neither Arctic Cat nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to Shareholders with respect to the Offer.

Item 6.    Interest in Securities of the Subject Company

        On December 5, 2016, Mr. Metz had 7,806 Shares withheld from Shares that otherwise would have been issued to him upon the vesting of RSUs on December 3, 2016. These Shares were withheld to pay taxes due on the vesting of RSUs.

        Additionally, on February 6, 2017, each of Messrs. Crocker, Eperjesy, Okerlund, Reich and Williamson will have Shares withheld from Shares that otherwise will be issued to each of them upon the vesting of an aggregate of 19,520 RSUs on February 5, 2017. On February 17, 2017, Mr. Eperjesy will have Shares withheld from Shares that otherwise will be issued to him upon the vesting of 3,863 RSUs on February 17, 2017. These Shares will be withheld to pay taxes due on the vesting of RSUs and the number of Shares withheld will be determined based on the closing price on each of February 6, 2017 and February 17, 2017, respectively.

        Other than as described above, no other transactions in Shares have been effected during the past 60 days by Arctic Cat or, to the knowledge of Arctic Cat, by any current executive officer, director, affiliate or subsidiary of Arctic Cat.

Item 7.    Purposes of the Transaction and Plans or Proposals

        Except as set forth in Items 3 and 4 of this Statement, Arctic Cat is not currently undertaking and is not engaged in any negotiations in response to the Offer that relate to: (i) a tender offer for or other acquisition of Arctic Cat's Shares by Arctic Cat, any of its subsidiaries or any other person; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation, involving Arctic Cat or any subsidiary of Arctic Cat; (iii) a purchase, sale or transfer of a material amount of assets of Arctic Cat or any subsidiary of Arctic Cat; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization, of Arctic Cat.

        Except as set forth in Items 3 and 4 of this Statement, there are no transactions, resolutions of the Board, agreements in principle or signed contracts in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

Item 8.    Additional Information

(b)
Golden parachute compensation

        Pursuant to Item 402(t) of Regulation S-K, Arctic Cat is required to provide information about compensation for each of its named executive officers that may be payable in connection with the Offer and the Merger (referred to as "golden parachute" compensation by the applicable SEC disclosure rules). The terms and conditions related to compensation and benefits payable to Arctic Cat's named executive officers in connection with a change-in-control is described in "Item 3(d)(1)—Past Contracts, Transactions, Negotiations and Agreements—Actual or Potential Conflicts of Interest: Arrangements with Directors and Executive Officers of Arctic Cat—Description of Change-in-Control Agreements and Employment Agreements with Executive Officers" and is incorporated herein by reference.

        The amounts reported below are estimates based on multiple assumptions that may or may not actually occur or be accurate on the relevant date, including the assumptions described below and in the footnotes to the table. The amounts reflect compensation that would be payable to Arctic Cat's named executive officers upon a termination of employment following a change of control, and do not include payouts for accrued but unused vacation time, which generally would be payable to Arctic Cat employees following a termination of employment, nor do they reflect the impact on potential excise payments and related payout reductions related to non-competition agreements As a result, if the Transactions are consummated, the compensation, if any, to be received by Arctic Cat named executive officers may materially differ from the amounts set forth below.

        The table below assumes:

  •
  the relevant price per Share is $18.50, which is the Offer Price;

  •
  the closing of the Offer and the Merger occur on March 15, 2017, which is assumed solely for purposes of disclosure in this section; and

  •
  each named executive officer of the Company experiences a qualifying termination, including a termination by the Company without "cause" or by the executive for "good reason," as such terms are defined in the change-in-control agreements with the executive officers, immediately following the assumed Effective Time of March 15, 2017.

Name	Cash ($)(1)		Equity ($)(2)		Perquisites/ Benefits ($)(3)		Total ($)
Christopher T. Metz	4,886,000	(4)	1,598,940	(5)	67,340	(6)	6,552,280
Christopher J. Eperjesy	1,652,868	(7)	466,231	(8)	64,775	(9)	2,183,874
Tracy J. Crocker	953,909	(10)	298,507	(11)	60,014	(12)	1,312,430
Greg Williamson	958,173	(13)	357,746	(14)	63,981	(15)	1,379,900
Bradley D. Darling(16)	—		—		—		—

(1)
As quantified below, the column represents the aggregate dollar value of cash severance payments assuming a termination following a change in control. Such payments which would consist of: (i) approximately three times the executive officer's annual incentive bonus for the current fiscal year at target performance; (ii) approximately three times the executive officer's annual base salary, based on the weekly equivalent of the executive officer's base salary in effect at the date of termination; and (iii) the executive's annual incentive bonus for the current year, pro-rated for the number of days worked by the officer during the fiscal year prior to termination, at target performance (except that Mr. Metz is entitled to payment of the full amount of the annual incentive bonus for the current fiscal year at target performance without regard to the number of days worked). For certain named executive officers, amounts reflect an anticipated reduction that would prevent any portion of such named executive officers' change-in-control related payments and benefits from becoming subject to an excise tax by reason of Internal Revenue Code Section 280G.

(2)
As quantified below, this column represents the aggregate dollar value of stock awards for which vesting will be accelerated and in-the-money Company Options for which vesting will be accelerated, assuming an $18.50 price per Share. The amounts in this column are single-trigger benefits and will be paid upon a change in control.

(3)
As quantified below, this column represents the aggregate dollar value of perquisites and other personal benefits or property, and health care and welfare benefits, which would consist of: (i) Arctic Cat's portion of the premium payable under Arctic Cat's group health plans for providing health benefits (i.e., medical, dental and vision benefits and group health and life insurance plans) to the executive officer and to those family members covered through the officer under Arctic Cat's group health plans immediately prior to the date of termination, payable in 24 monthly installments, until the executive officer becomes eligible for other group health coverage through a subsequent employer (for Mr. Metz, the amount would also include life insurance premiums in addition to group health plan premiums); and (ii) outplacement services, including counseling and guidance, to assist in securing subsequent employment, up to a maximum of $25,000. The amounts in this column are double-trigger benefits and will be paid upon a termination of employment following a change in control.

(4)
Consists of: (i) $2,093,000, representing approximately three times Mr. Metz's target annual incentive bonus; (ii) $2,093,000, representing approximately three times Mr. Metz's annual base salary; and (iii) $700,000, representing Mr. Metz's target annual incentive bonus for the 2017 fiscal year.

(5)
Consists of an aggregate payout of (i) $816,621 relating to RSUs for which vesting will be accelerated, and (ii) $275,986 relating to in-the-money Company Options for which vesting will be accelerated, and (iii) $506,333 relating to cash CSSARs, assuming an $18.50 price per Share.

(6)
Consists of (i) $42,340 in health and welfare benefits, and (ii) $25,000 of outplacement services.

(7)
Consists of: (i) $624,910, representing approximately three times Mr. Eperjesy's target annual incentive bonus; (ii) $1,136,200, representing approximately three times Mr. Eperjesy's annual base salary; and (iii) $199,838, representing Mr. Eperjesy's pro-rated target annual incentive bonus for the 2017 fiscal year. Amount is reduced by an anticipated cutback amount of $308,080 to avoid adverse treatment under Code Section 280G.

(8)
Consists of an aggregate payout of (i) $406,303 relating to stock awards for which vesting will be accelerated, and (ii) $59,928 relating to in-the-money option awards for which vesting will be accelerated, assuming an $18.50 price per Share.

(9)
Consists of (i) $39,775 in health and welfare benefits, and (ii) $25,000 of outplacement services.

(10)
Consists of: (i) $358,800, representing approximately three times Mr. Crocker's target annual incentive bonus; (ii) $897,000, representing approximately three times Mr. Crocker's annual base salary; and (iii) $114,740, representing Mr. Crocker's pro-rated target annual incentive bonus for the 2017 fiscal year. Amount is reduced by an anticipated cutback amount of $416,631 to avoid adverse treatment under Code Section 280G.

(11)
Consists of an aggregate payout of (i) $260,067 relating to RSUs for which vesting will be accelerated, and (ii) $38,440 relating to in-the-money Company Options for which vesting will be accelerated, assuming an $18.50 price per Share.

(12)
Consists of (i) $35,014 in health and welfare benefits, and (ii) $25,000 of outplacement services.

(13)
Consists of: (i) $349,232, representing approximately three times Mr. Williamson's target annual incentive bonus; (ii) $873,080, representing approximately three times Mr. Williamson's annual base salary; and (iii) $111,680, representing Mr. Williamson's pro-rated target annual incentive bonus for the 2017 fiscal year. Amount is reduced by an anticipated cutback amount of $375,819 to avoid adverse treatment under Code Section 280G.

(14)
Consists of an aggregate payout of (i) $320,291 relating to RSUs for which vesting will be accelerated, and (ii) $37,455 relating to in-the-money Company Options for which vesting will be accelerated, assuming an $18.50 price per Share.

(15)
Consists of (i) $38,981 in health and welfare benefits, and (ii) $25,000 of outplacement services.

(16)
Mr. Darling's employment with Arctic Cat ended on April 1, 2016. He is not entitled to any payments based on or otherwise related to the Transactions.
(c)
Other Material Information

Dissenters' Rights

        No rights to seek to obtain the "fair value" of their Shares are available to Shareholders in connection with the Offer. However, if the Merger is consummated, a Shareholder of Arctic Cat who has not tendered his or her Shares in the Offer will have certain rights under Sections 302A.471 and 302A.473 of the MBCA to dissent from the Merger and obtain payment in cash for the "fair value" of that Shareholder's Shares. Those rights, if the statutory procedures are complied with, could lead to a judicial determination of the fair value (immediately prior to the Effective Time of the Merger) required to be paid in cash, plus interest, less any required withholding taxes, to dissenting Shareholders for their Shares. Any such judicial determination of the fair value of the Shares would not necessarily include any element of value arising from the accomplishment or expectation of the Merger and could be based upon considerations other than or in addition to the consideration per Share to be paid in the Merger and the market value of the Shares, including asset values and the investment value of the Shares. Moreover, Arctic Cat may argue in such a judicial proceeding that, for purposes of that proceeding, the fair value of the Shares is less than the price per Share paid pursuant to the Offer or the consideration per Share payable in the Merger, and the judicially determined value could be more or less than the price per Share paid pursuant to the Offer or the consideration per Share payable in the Merger. Shareholders should note that investment banking opinions as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the transactions contemplated by the Offer and the Merger, are not opinions as to, and do not in any manner address, fair value under the MBCA. Under Subdivision 4 of Section 302A.471 of the MBCA, a Shareholder's rights with respect to the Merger are limited to the dissenters' rights provided under Sections 302A.471 and 302A.473 of the MBCA. A Shareholder has no right, at law or in equity, to set aside the approval of the Merger or the consummation of the Merger, unless the adoption or consummation was fraudulent with respect to that Shareholder or Arctic Cat.

        Any Shares that are issued and outstanding immediately prior to the Effective Time and that are held by a holder who has not voted these Shares in favor of the Merger and who has properly exercised dissenters' rights with respect to these Shares in accordance with the MBCA (including Sections 302A.471 and 302A.473 thereof) and, as of the Effective Time, has neither effectively withdrawn nor otherwise lost for any reason the right to exercise these dissenters' rights, will not be converted into or represent a right to receive the consideration payable in the Merger. The holders of dissenting Shares will be entitled to only those rights granted by Sections 302A.471 and 302A.473 of the MBCA. If any Shareholder of Arctic Cat who asserts dissenters' rights with respect to that Shareholder's Shares under the MBCA effectively withdraws or otherwise loses for any reason (including failure to perfect) these dissenters' rights, then as of the Effective Time or the occurrence of such event, whichever later occurs, the holder's Shares will automatically be canceled and converted into and represent only the right to receive the consideration payable in the Merger, without interest and less any required withholding taxes, upon surrender of the share certificate or share certificates formerly representing the dissenting Shares.

        The preservation and exercise of dissenters' rights requires strict adherence to the applicable provisions of the MBCA. Failure to fully and precisely follow the steps required by Sections 302A.471 and 302A.473 of the MBCA for the perfection of dissenters' rights will result in the loss of those rights. The foregoing summary of the rights of dissenting Shareholders under the MBCA is not a complete statement of the procedures to be followed by Shareholders desiring to exercise any dissenters' rights available under the MBCA and is qualified in its entirety by reference to Sections 302A.471 and 302A.473 of the MBCA, which are attached hereto as Annex B.

        Dissenters' rights cannot be exercised at this time. The information set forth above is for informational purposes only with respect to alternatives available to Shareholders if the Merger is consummated. Shareholders who will be entitled to dissenters' rights in connection with the Merger will receive additional information concerning dissenters' rights and the procedures to be followed before these Shareholders have to take any action relating to dissenters' rights.

Takeover Statutes

Minnesota Control Share Acquisition Act

        Arctic Cat is currently subject to the Control Share Acquisition Act under MBCA Section 302A.671, which provides that, absent certain exceptions, a person who becomes the beneficial owner of a new range of the voting power of the shares of an issuing public corporation (i.e., from less than 20% to 20% or more, from less than 33 1/3% to 33 1/3% or more, or from less than a majority to a majority) will lose voting rights with respect to the shares above any such new percentage level of voting control, in the absence of special shareholder approval. That approval can be obtained only by a resolution adopted by (i) the affirmative vote of the holders of a majority of the voting power of all shares entitled to vote and (ii) the affirmative vote of the holders of a majority of the voting power of all shares entitled to vote, excluding all "interested shares" (generally, shares held by the acquiring person, any officer of the issuing public corporation, or any director who is also an employee of the issuing public corporation). If such approval is not obtained, the issuing public corporation may redeem the shares that exceed the new percentage level of voting control at their market value. A shareholders' meeting to vote on whether to grant voting power to the acquiring person may not be held unless the acquiring person has delivered an information statement to the issuing public corporation. These provisions do not apply if the issuing public corporation's articles of incorporation or bylaws approved by the corporation's shareholders provide that the statute is inapplicable or if there is an applicable exception. The statute contains several exceptions, including an exception for cash tender offers (i) approved by a majority vote of the members of a committee composed solely of one or more disinterested directors of the issuing public corporation formed pursuant to MBCA Section 302A.673, subdivision 1, paragraph (d), prior to the commencement of, or the public announcement of the intent to commence, the offer, and (ii) pursuant to which the acquiring person will become the owner of over 50% of the voting stock of the issuing public corporation. Under MBCA Section 302A.673, a director or person is "disinterested" if the director or person is neither an officer nor an employee, nor has been an officer or employee within five years preceding the formation of the committee, of the publicly held Minnesota corporation or of a related organization. Arctic Cat's articles of incorporation and bylaws do not exclude Arctic Cat from the restrictions imposed by the Control Share Acquisition Act. However, prior to the execution of the Merger Agreement, the Minnesota Act Committee, as a committee composed solely of disinterested members of Arctic Cat's Board, approved the Offer and the Merger for purposes of the Control Share Acquisition Act. Therefore, because the Offer is structured as an acquisition of Shares pursuant to a cash tender offer of all the Shares and it will not be consummated unless the Minimum Condition is satisfied, the Offer is not subject to the Control Share Acquisition Act under MBCA Section 302A.671.

Minnesota Business Combination Act

        Arctic Cat is currently subject to the Business Combination Act under Section 302A.673 of the MBCA, which prohibits a publicly held Minnesota corporation, like Arctic Cat, from engaging in any "business combination," including a merger, with an "interested shareholder" (defined as any beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding shares of such corporation entitled to vote) for a period of four years after the date of the transaction in which the person became an interested shareholder, unless, among other things, a committee of that corporation's board of directors comprised solely of one or more disinterested directors has given its approval of either the business combination or the transaction which resulted in the shareholder becoming an "interested shareholder" prior to the shareholder becoming an interested shareholder. Under the Business Combination Act, a director or person is "disinterested" if the director or person is neither an officer nor an employee, nor has been an officer or employee within five years preceding the formation of the committee, of the publicly held Minnesota corporation or of a related organization. Prior to the execution of the Merger Agreement, the Minnesota Act Committee, as a committee composed solely of disinterested members of Arctic Cat's Board, approved Purchaser's acquisition of the Shares pursuant to the Offer and the subsequent Merger for the purposes of the Combination Act. Therefore, the restrictions of the Combination Act do not apply to the Offer or Purchaser's intended consummation of the Merger following Purchaser's acquisition of the Shares pursuant to the Offer.

Top Up Option

        Arctic Cat granted to Purchaser an irrevocable option (the "Top Up Option"), exercisable only after the Acceptance Time, to purchase, at a price per share equal to the Offer Price, an aggregate number of Shares (the "Top Up Option Shares") equal to the lowest number of Shares that, when added to the number of Shares owned, directly or indirectly, by Purchaser and Textron, in the aggregate, at the time of such exercise, will constitute one Share more than 90% of the Shares (on a fully diluted basis) (after giving effect to the issuance of the Top Up Option Shares). The Top Up

Option is not exercisable unless, immediately after such exercise and the issuance of the Top Up Option Shares, Textron and Purchaser would then, directly or indirectly, hold, in the aggregate, at least 90% of the outstanding Shares. The Top Up Option is also not exercisable for a number of Shares in excess of Arctic Cat's total authorized and unissued Shares. The Top Up Option will be exercisable once, to the full number of the Top Up Option Shares then purchasable under the Top Up Option to reach one Share more than 90% of the Shares (on a fully diluted basis).

        The aggregate amount payable to Arctic Cat for the Top Up Option Shares purchased upon exercise of the Top Up Option will be equal to the product of the number of Top Up Option Shares being so purchased upon such exercise and the Offer Price (the "Top Up Consideration"). The Top Up Consideration will consist of (i) an amount equal to the par value of the Shares issued pursuant to the Top Up Option payable in cash and (ii) an amount equal to the balance of the Top Up Consideration payable by cash or issuance of a promissory note of Purchaser or, at Purchaser's election, any combination of cash and a promissory note.

        Any such promissory note issued by Purchaser (i) will bear interest at the rate per annum equal to the short-term applicable federal rate on the date of execution and delivery of such promissory note, payable in arrears at maturity, (ii) will mature on the first anniversary of the date of execution and delivery of such promissory note, (iii) may be prepaid without premium or penalty and (iv) will have no other material terms. The Board has determined that Top Up Consideration for the Top Up Option Shares is adequate in accordance with the MBCA and otherwise taken all steps necessary such that, upon issuance and delivery, the Top Up Option Shares will be validly issued, fully paid and non-assessable.

        If any demand for fair value is made by holders of dissenting Shares and the Top Up Option was exercised prior to the Effective Time, then for purposes of determining the fair value of any dissenting Shares, the cash received and/or value of the promissory note received by Arctic Cat in payment of the exercise price of the Top Up Option will be treated as if it had not been paid to or received by Arctic Cat, and the Shares issued upon exercise of the Top Up Option will be treated as if they were not issued or outstanding.

Vote Required to Approve the Merger

        Arctic Cat's Board has approved the Merger Agreement and the Transactions, including the Offer and the Merger, in accordance with the MBCA. Under Section 302A.621 of the MBCA, if Purchaser acquires, pursuant to the Offer or otherwise, and including, if necessary, the Top Up Option, at least 90% of the outstanding Shares, Purchaser will be able to effect the Merger after consummation of the Offer without a vote by Shareholders as a short-form merger. If Purchaser acquires less than 90% of the outstanding Shares, the affirmative vote of the holders of a majority of the outstanding Shares will be required under the MBCA to effect the Merger.

Regulatory Approvals

        Under the Hart-Scott-Rodino Act (the "HSR Act"), the Merger may not be consummated unless certain filings have been submitted to the Federal Trade Commission (the "FTC") and the Antitrust Division of the U.S. Department of Justice (the "Antitrust Division"), and certain waiting period requirements have been satisfied. Textron and Arctic Cat have filed notification and report forms under the HSR Act with the FTC and with the Antitrust Division. Textron and Arctic Cat will also make such foreign antitrust filings as they determine are necessary, which includes an antitrust filing in Germany. Notwithstanding the termination of the waiting period under the HSR Act, the FTC or the Antitrust Division could take any action under the antitrust laws as it deems necessary in the public interest. In addition, certain private parties as well as state attorneys general and other antitrust authorities could challenge the transaction under antitrust laws in certain circumstances. Foreign antitrust authorities could also take action under their antitrust laws.

        Other than as described above, Arctic Cat is not aware of any filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency other than the foregoing filings that would be required as a result of Textron or Purchaser's acquisition or ownership of the Shares. There can be no assurance that any governmental authority will not challenge the acquisition of the Shares on competition or other grounds and if a challenge is made, and the results cannot be predicted.

Projected Financial Information

        Arctic Cat's senior management does not, as a matter of course, make public forecasts or projections as to its future financial performance due to the unpredictability of the underlying assumptions and estimates. However, before entering into the Merger Agreement, representatives of Textron received certain forward-looking information concerning Arctic Cat's anticipated or potential operating performance, and the following projected financial information (the "Forecasts") were provided to Baird for use in connection with its Fairness Opinion.

Forecasts

($ in millions)	2017E	2018P	2019P	2020P	2021P	2022P	CY 2017P
Net Sales	$573.8	$662.6	$769.1	$908.0	$1,100.5	$1,139.0	$674.6
Gross Profit	$69.7	$111.2	$142.4	$182.5	$232.6	$240.7	$118.9
Adjusted EBITDA(1)	$(28.1)	$15.2	$35.1	$65.2	$107.0	$110.8	$26.3

(1)
Presented on a non-GAAP basis as described below.

        Unlevered free cash flow was derived from the estimates and projections relating to the Arctic Cat's Adjusted EBITDA, or earnings before interest expense, income taxes, depreciation and amortization expense (adjusted to take into account certain non-recurring items), prepared by Arctic Cat in order to calculate Arctic Cat's tax effected net operating income, which Baird used to calculate further adjusted to arrive at unlevered free cash flow. The unlevered free cash flow information is summarized below.

($ in millions)	2018P	2019P	2020P	2021P	2022P
Unlevered Free Cash Flow(1)	$40.7	$(12.4)	$16.0	$37.9	$50.0

(1)
Presented on a non-GAAP basis. In the course of preparing the Forecasts, Arctic Cat did not develop estimates as to unlevered free cash flow. The unlevered free cash flow was calculated based upon the Forecasts provided by Arctic Cat, as set forth above, as Adjusted EBITDA less depreciation and amortization, less taxes, plus depreciation and amortization, less capital expenditures, less increases in net working capital. Arctic Cat did not deliver estimates as to unlevered free cash flows to Textron.

        The Forecasts do not purport to present operations in accordance with U.S. generally accepted accounting principles ("GAAP"). Adjusted EBITDA is defined as earnings before interest expense, income taxes, depreciation and amortization expense (EBITDA), adjusted to take into account non-recurring items specified by management, including legal settlements. Adjusted EBITDA is not a financial measure pursuant to GAAP and should not be considered in isolation. Adjusted EBITDA has limitations as an analytical tool because, among other things, Adjusted EBITDA: (1) does not reflect Arctic Cat's cash expenditures or future requirements for capital expenditures; (2) does not reflect changes in, or cash requirements for, Arctic Cat's working capital needs; (3) does not reflect cash requirements for income taxes; (4) EBITDA does not reflect interest expense for Arctic Cat's corporate indebtedness; and (5) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced, and Adjusted EBITDA does not reflect any cash requirements for these replacements. Shareholders are encouraged to review Arctic Cat's GAAP consolidated financial statements included in its periodic reports filed with the SEC, and Shareholders should not rely solely or primarily on Adjusted EBITDA or any other single financial measure to evaluate Arctic Cat's liquidity or financial performance calculated and presented in accordance with GAAP.

        Important factors that may affect actual results and results of Arctic Cat's operations, or could lead to the Forecasts not being achieved include, but are not limited to the ability to implement strategic partnerships; the market reaction to the introduction of new products; regulatory and other governmental changes; the ability to continue to access financing at reasonable rates and other terms; the ability to continue to access suppliers; continuing detrimental winter conditions; foreign currency exchange rates; changes in the market for powersports in general; and other factors that are more fully described in Arctic Cat's Annual Report on Form 10-K for the year ended March 31, 2016. The assumptions upon which the Forecasts were based necessarily involve judgments with respect to, among other things, future economic and competitive conditions, financial market conditions and conditions in the industries in which Arctic Cat operates, all of which are difficult to predict and many of which are beyond the control of Arctic Cat and its management. The Forecasts also reflect assumptions as to certain business decisions that are subject to change.

        Accordingly, there can be no assurance that the forecasts will be realized, and actual results may vary materially from those shown. The inclusion of the Forecasts in this Schedule 14D-9 should not be regarded as an indication that Arctic Cat or any of its affiliates, advisors, officers, directors, partners, members or representatives considered or consider the Forecasts to be necessarily predictive of actual future events, and the internal financial forecasts should not be relied upon as such. Neither Arctic Cat nor any of its affiliates, advisors, officers, directors, partners, members or representatives can provide any assurance that actual results will not differ from the Forecasts, and, except to the extent required by law, Arctic Cat undertakes no obligation to update or otherwise revise or reconcile the Forecasts to reflect circumstances existing after the date such Forecasts were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Forecasts are shown to be in error. Neither Arctic Cat nor any of its affiliates intends to make publicly available an update or other revisions to the Forecasts. Neither Arctic Cat nor any of its affiliates, advisors, officers, directors, partners, members or representatives has made or makes any representation to any Shareholder or other person regarding the ultimate performance of Arctic Cat compared to the information contained in the Forecasts or that the Forecasts will be achieved. Arctic Cat has made no representation to Textron or any of its affiliates concerning the Forecasts.

        All projections, including the Forecasts, are forward-looking statements. These and other forward-looking statements are expressly qualified in their entirety by the risks and uncertainties identified above and the cautionary statements contained in Arctic Cat's Annual Report on Form 10-K for the fiscal year ended March 31, 2016. Any provisions of the Private Securities Litigation Reform Act of 1995 that may be referenced in Arctic Cat's Annual Report on Form 10-K for the fiscal year ended March 31, 2016 are not applicable to any forward-looking statements made in connection with the Offer.

        Shareholders are cautioned not to place undue reliance on the Forecasts included in this Schedule 14D-9.

Legal Proceedings

        As of the date of this Schedule 14D-9, Arctic Cat is not aware of any material pending legal proceeding relating to the Offer or the Merger.

Right to Designate Directors

        The Merger Agreement provides that, effective upon the purchase of Shares pursuant to the Offer, Textron will be entitled to elect or designate such number of directors, rounded up to the next whole number, on the Board as is equal to the product of the total number of directors on the Board (giving effect to the directors elected or designated by Textron pursuant to this right) multiplied by the percentage that the aggregate number of Shares beneficially owned by Textron, Purchaser or any of their respective affiliates bears to the total number of Shares then outstanding; provided, however, Textron shall be entitled to designate at least a majority of the directors on the Board (as long as Textron, Purchaser and their affiliates beneficially own a majority of the outstanding Shares); provided, further, that prior to the Effective Time, the Board will always have at least two members who are not officers, directors, employees or designees of Textron or Purchaser or any of their affiliates. Arctic Cat shall use its reasonable best efforts to cause persons designated by Textron to constitute the same percentage as persons designated by Textron on the Board of (i) each committee of the Board, (ii) each board of directors (or other similar body) of each subsidiary of Arctic Cat and (iii) each committee of each such board, in each case only to the extent permitted by applicable law. The Merger Agreement also provides that after the acceptance time of the Offer, Arctic Cat must take all actions as are necessary to enable Textron's designees to be so elected or designated to the Board (including, if necessary, seeking the resignations of one or more existing directors or increasing the size of the Board or both) in compliance with applicable law.

        The Merger Agreement provides further that Arctic Cat will promptly take all actions necessary to effect the appointment of Textron's designees, including mailing to the Shareholders information with respect to Arctic Cat and its officers and directors, as Section 14(f) and Rule 14f-1 require in order to fulfill its obligations under the Merger Agreement, which, unless Textron otherwise elects, will be mailed together with the Schedule 14D-9. Textron will supply to Arctic Cat in writing and be solely responsible for any information with respect to itself and its nominees, officers, directors and affiliates required by Section 14(f) and Rule 14f-1 and Arctic Cat's obligations under the Merger Agreement will be subject to the receipt of such information.

        As of the date of this Schedule 14D-9, Textron has not given Arctic Cat notice of the names of such Designees so a Schedule 14f-1 has not been included with this Schedule 14D-9.

Forward-Looking Statements

        Certain statements by Arctic Cat in this Statement and in other reports and statements released by Arctic Cat are and will be forward-looking in nature and express Arctic Cat's current opinions about trends and factors that may impact future operating results. Statements that use words such as "may," "will," "should," "believes," "predicts," "estimates," "projects," "anticipates" or "expects" or use similar expressions are intended to identify forward-looking statements. Forward-looking statements are subject to material risks, assumptions and uncertainties, which could cause actual results to differ materially from those currently expected, and readers are cautioned not to place undue reliance on these forward-looking statements. Except as required by law, Arctic Cat undertakes no obligation to publish revised forward-looking statements to reflect the occurrence of unanticipated or subsequent events. Readers are also urged to carefully review and consider the various disclosures made by Arctic Cat in this report that seek to advise interested parties of the risks and other factors that affect Arctic Cat's business. Risks and uncertainties include the satisfaction of closing conditions for the Transactions, including the tender of a number of Shares that constitutes a majority of Arctic Cat's outstanding Shares on a fully-diluted basis and the possibility that the Transactions will not be completed, or if completed, not completed on a timely basis. Arctic Cat cannot give any assurance that any of the Transactions will be completed or that the conditions to the Offer and the Merger will be satisfied. A further list and description of additional business risks, uncertainties and other factors can be found in Arctic Cat's Annual Report on Form 10-K for the fiscal year ended March 31, 2016, as well as other Company SEC filings.

Item 9.    Exhibits

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated February 2, 2017—incorporated by reference to Exhibit (a)(1)(A) of the Schedule TO filed by Aces Acquisition Corp., Textron Specialized Vehicles Inc. and Textron Inc. on February 2, 2017.
(a)(1)(B)	Form of Letter of Transmittal—incorporated by reference to Exhibit (a)(1)(B) of the Schedule TO filed by Aces Acquisition Corp., Textron Specialized Vehicles Inc. and Textron Inc. on February 2, 2017.
(a)(1)(C)
Form of Notice of Guaranteed Delivery—incorporated by reference to Exhibit (a)(1)(C) of the Schedule TO filed by Aces Acquisition Corp., Textron Specialized Vehicles Inc. and Textron Inc. on February 2, 2017.
(a)(1)(D)
Form of Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees—incorporated by reference to Exhibit (a)(1)(D) of the Schedule TO filed by Aces Acquisition Corp., Textron Specialized Vehicles Inc. and Textron Inc. on February 2, 2017.
(a)(1)(E)
Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and other Nominees—incorporated by reference to Exhibit (a)(1)(E) of the Schedule TO filed by Aces Acquisition Corp., Textron Specialized Vehicles Inc. and Textron Inc. on February 2, 2017.
(a)(1)(F)
Form of Instructions to Plan Participants in the Arctic Cat Inc. Retirement Savings Plan—incorporated by reference to Exhibit (a)(1)(F) of the Schedule TO filed by Aces Acquisition Corp., Textron Specialized Vehicles Inc. and Textron Inc. on February 2, 2017.
(a)(1)(G)
Summary Advertisement published in The Wall Street Journal on February 2, 2017—incorporated by reference to Exhibit (a)(1)(G) of the Schedule TO filed by Aces Acquisition Corp., Textron Specialized Vehicles Inc. and Textron Inc. on February 2, 2017.
(a)(5)(A)	Press Release issued by Arctic Cat Inc. dated January 25, 2017—incorporated by reference to Exhibit 99.1 to Arctic Cat Inc.'s Current Report on Form 8-K filed on January 25, 2017.
(a)(5)(B)
Letter to Employees of Arctic Cat Inc. from President and Chief Executive Officer of Arctic Cat Inc., dated January 25, 2017—incorporated by reference to Exhibit 99.2 to Arctic Cat Inc.'s Schedule 14D-9C filed on January 25, 2017.
(a)(5)(C)	Employee FAQs, dated January 25, 2017—incorporated by reference to Exhibit 99.3 to Arctic Cat Inc.'s Schedule 14D-9C filed on January 25, 2017.
(a)(5)(D)
Letter to Dealers of Arctic Cat Inc. from President and Chief Executive Officer of Arctic Cat Inc., dated January 25, 2017—incorporated by reference to Exhibit 99.4 to Arctic Cat Inc.'s Schedule 14D-9C filed on January 25, 2017.
(a)(5)(E)	Preliminary Communication Regarding the Tender Offer—incorporated by reference to Arctic Cat Inc.'s Schedule 14D-9C filed on February 1, 2017.
(e)(1)
Confidentiality Agreement between Arctic Cat Inc. and Textron Inc., dated October 6, 2016—incorporated by reference to Exhibit (d)(2) of the Schedule TO filed by filed by Aces Acquisition Corp., Textron Specialized Vehicles Inc. and Textron Inc. on February 2, 2017.

Exhibit No.	Description
(e)(2)	Agreement and Plan of Merger by and among Textron Inc., Aces Acquisition Corp., and Arctic Cat Inc., dated January 24, 2017—incorporated by reference to Exhibit 2.1 to Arctic Cat Inc.'s Current Report on Form 8-K filed on January 25, 2017.
(e)(3)	2007 Omnibus Stock and Incentive Plan—incorporated by reference to Exhibit 10.1 to Arctic Cat Inc.'s Current Report on Form 8-K filed on August 14, 2007.
(e)(4)	First Amendment to 2007 Omnibus Stock and Incentive Plan—incorporated by reference to Exhibit 10.1 to Arctic Cat Inc.'s Current Report on Form 8-K filed on August 12, 2009.
(e)(5)	Second Amendment to 2007 Omnibus Stock and Incentive Plan—incorporated by reference to Exhibit 10.1 to Arctic Cat Inc.'s Current Report on Form 8-K filed on April 5, 2011.
(e)(6)
Form of Restricted Stock Unit Agreement for Non-Employee Directors for 2007 Omnibus Stock and Incentive Plan—incorporated by reference to Exhibit 10.3 to Arctic Cat Inc.'s Current Report on Form 8-K filed on April 5, 2011.
(e)(7)
Form of Restricted Stock Unit Agreement for Executive Officers for 2007 Omnibus Stock and Incentive Plan—incorporated by reference to Exhibit 10.4 to Arctic Cat Inc.'s Current Report on Form 8-K filed on April 5, 2011.
(e)(8)	Form of Incentive Stock Option Agreement for 2007 Omnibus Stock and Incentive Plan—incorporated by reference to Exhibit 10.2 to Arctic Cat Inc.'s Current Report on Form 8-K filed on August 14, 2007.
(e)(9)
Form of Non-Qualified Stock Option Agreement for 2007 Omnibus Stock and Incentive Plan—incorporated by reference to Exhibit 10.3 to Arctic Cat Inc.'s Current Report on Form 8-K filed on August 14, 2007.
(e)(10)
Amended Form of Director Non-Qualified Stock Option Agreement for 2007 Omnibus Stock and Incentive Plan—incorporated by reference to Exhibit 10.2 to Arctic Cat Inc.'s Current Report on Form 8-K filed on April 5, 2011.
(e)(11)	Form of Restricted Stock Agreement for 2007 Omnibus Stock and Incentive Plan—incorporated by reference to Exhibit 10.1 to Arctic Cat Inc.'s Current Report on Form 8-K filed on April 7, 2008.
(e)(12)
Form of Stock-Settled Appreciation Rights Agreement for 2007 Omnibus Stock and Incentive Plan—incorporated by reference to Exhibit 10.2 to Arctic Cat Inc.'s Current Report on Form 8-K filed on April 7, 2008.
(e)(13)	The Arctic Cat Inc. 2013 Omnibus Stock and Incentive Plan—incorporated by reference to Arctic Cat Inc.'s Definitive Proxy Statement filed on June 20, 2016.
(e)(14)	Form of Director Non-Qualified Stock Option Agreement—incorporated by reference to Exhibit 10.1 to Arctic Cat Inc.'s Quarterly Report on Form 10-Q filed on November 8, 2013.
(e)(15)	Form of Executive Officer Non-Qualified Stock Option Agreement—incorporated by reference to Exhibit 10.2 to Arctic Cat Inc.'s Quarterly Report on Form 10-Q filed on November 8, 2013.
(e)(16)	Form of Executive Officer Incentive Stock Option Agreement—incorporated by reference to Exhibit 10.3 to Arctic Cat Inc.'s Quarterly Report on Form 10-Q filed on November 8, 2013.

Exhibit No.	Description
(e)(17)	Form of Restricted Stock Unit Agreement for Non-Employee Directors—incorporated by reference to Exhibit 10.4 to Arctic Cat Inc.'s Quarterly Report on Form 10-Q filed on November 8, 2013.
(e)(18)	Form of Restricted Stock Unit Agreement for Executive Officers—incorporated by reference to Exhibit 10.5 to Arctic Cat Inc.'s Quarterly Report on Form 10-Q filed on November 8, 2013.
(e)(19)	Form of Stock-Settled Appreciation Rights Agreement—incorporated by reference to Exhibit 10.6 to Arctic Cat Inc.'s Quarterly Report on Form 10-Q filed on November 8, 2013.
(e)(20)
Form of Arctic Cat Inc. Change-in-control Agreement for Executive Officers Tracy J. Crocker, Patricia L. Jones, Michael D. Okerlund, Briton L. Reich, Robert Sell and Greg Williamson—incorporated by reference to Exhibit 10.24 to Arctic Cat Inc.'s Annual Report on Form 10-K filed on May 29, 2015.
(e)(21)
Employment Agreement, dated November 10, 2014, between Arctic Cat and Christopher T. Metz—incorporated by reference to Exhibit 10.1 to Arctic Cat Inc.'s Current Report on Form 8-K filed on November 14, 2014.
(e)(22)
Change-in-control Agreement, dated November 10, 2014, between Arctic Cat and Christopher T. Metz—incorporated by reference to Exhibit 10.2 to Arctic Cat Inc.'s Current Report on Form 8-K filed on November 14, 2014.
(e)(23)
Inducement Non-Qualified Stock Option Agreement between Arctic Cat and Christopher T. Metz—incorporated by reference to Exhibit 10.3 to Arctic Cat Inc.'s Quarterly Report on Form 10-Q filed on February 5, 2015.
(e)(24)
Inducement Restricted Stock Unit Agreement between Arctic Cat and Christopher T. Metz—incorporated by reference to Exhibit 10.4 to Arctic Cat Inc.'s Quarterly Report on Form 10-Q filed on February 5, 2015.
(e)(25)	Form of Indemnification Agreement—incorporated by reference to Exhibit 10.5 to Arctic Cat Inc.'s Quarterly Report on Form 10-Q filed on February 5, 2015.
(e)(26)
Employment Agreement, dated February 3, 2015, between Arctic Cat Inc. and Christopher J. Eperjesy—incorporated by reference to Exhibit 10.1 to Arctic Cat Inc.'s Current Report on Form 8-K filed on February 9, 2015.
(e)(27)
Change-in-control Agreement, dated February 3, 2015, between Arctic Cat Inc. and Christopher J. Eperjesy—incorporated by reference to Exhibit 10.2 to Arctic Cat Inc.'s Current Report on Form 8-K filed on February 9, 2015.
(e)(28)
Cash-Settled Appreciation Rights Agreement, dated February 5, 2016, between Arctic Cat Inc. and Christopher T. Metz—incorporated by reference to Exhibit 10.40 to Arctic Cat Inc.'s Annual Report on Form 10-K filed on May 27, 2016.
(e)(29)	Employment Agreement, dated April 4, 2015, between Arctic Cat Inc. and Greg Williamson—incorporated by reference to Exhibit 10.41 to Arctic Cat Inc.'s Annual Report on Form 10-K filed on May 27, 2016.
(e)(30)
Employment Agreement, dated February 25, 2016, between Arctic Cat Inc. and Patricia L. Jones—incorporated by reference to Exhibit 10.42 to Arctic Cat Inc.'s Annual Report on Form 10-K filed on May 27, 2016.

Exhibit No.	Description
(e)(31)	2002 Stock Plan—incorporated by reference to Exhibit 99.1 to Arctic Cat's Registration Statement on Form S-8 (Registration No. 333-99253), filed on September 6, 2002.
(e)(32)
Form of Arctic Cat Director Non-Qualified Stock Option Agreement under the 2002 Stock Plan—incorporated by reference to Exhibit 10(k) to Arctic Cat Inc.'s Annual Report on Form 10-K filed on June 13, 2005.
(e)(33)	Third Employment Agreement, dated November 17, 2014, between Arctic Cat Inc. and Tracy Crocker.*
(e)(34)	Employment Agreement, dated April 13, 2015, between Brit Reich and Arctic Cat Inc.*
(e)(35)	Employment Agreement Modification Letter, dated June 10, 2015, between Brit Reich and Arctic Cat Inc.*
(e)(36)	Employment Agreement, dated August 10, 2016, between Robert Sell and Arctic Cat Inc.*
(g)	None.
Annex A	Opinion of Robert W. Baird & Co. Incorporated, dated January 24, 2017.
Annex B	Sections 302A.471 and 302A.473 of the Minnesota Business Corporation Act

*
Filed herewith.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 2, 2017

ARCTIC CAT INC.
By:	/s/ CHRISTOPHER T. METZ
	Name:	Christopher T. Metz
	Title:	President and Chief Executive Officer

Annex A

January 24, 2017

CONFIDENTIAL

Board of Directors
Arctic Cat Inc.
500 North Third Street
Minneapolis, MN 55401

The Board of Directors:

        We understand that Arctic Cat Inc., a Minnesota corporation, (the "Company") proposes to enter into an agreement and plan of merger (the "Agreement") by and among Textron Inc., a Delaware corporation ("Parent"), Aces Acquisition Corp., a Minnesota corporation and indirect wholly owned subsidiary of Parent ("Purchaser"), and the Company. As more fully described in the Agreement, (i) Purchaser shall commence a tender offer (the "Offer") to purchase all of the issued and outstanding shares (the "Shares") of common stock, par value $0.01 per share, of the Company (the "Company Common Stock"), at a price per Share of $18.50 (the "Consideration"), payable net to the holder in cash, without interest, subject to any withholding of taxes required by applicable Law; and (ii) Purchaser will be merged with and into the Company (the "Merger") with the Company becoming a wholly owned subsidiary of the Parent.

        In connection with your consideration of the Offer and Merger, you have requested the opinion of Robert W. Baird & Co. Incorporated ("Baird") as to the fairness, from a financial point of view, to the Company's shareholders (other than the Purchaser and its affiliates) of the Consideration to be received by such holders in the Offer and Merger. Pursuant to your request, we have only considered the fairness of the Consideration in the Offer and Merger, from a financial point of view. We express no opinion about the fairness of any amount or nature of the compensation or consideration payable to any of the Company's officers, directors or employees, or any class of such persons, or to any particular shareholder relative to the Consideration to be received by the Company's shareholders as a group. You have not asked us to express, and we are not expressing, any opinion with respect to any of the other financial or non-financial terms, conditions, determinations or actions with respect to the Offer and Merger.

        In conducting our financial analyses and in arriving at our opinion, we have reviewed such information and have taken into account such financial and economic factors, investment banking procedures and considerations as we have deemed relevant under the circumstances. In that connection, and subject to the various assumptions, qualifications and limitations set forth herein, we have, among other things: (i) reviewed certain internal information, primarily financial in nature, including financial forecasts for fiscal years (ending March) 2017 - 2022 and calendar years 2016 and 2017 concerning the business and operations of the Company (the "Forecasts") furnished to us, and prepared, by the Company's management for purposes of our analysis; (ii) reviewed certain publicly available information, including, but not limited to, the Company's recent filings with the Securities and Exchange Commission and equity analyst research reports covering the Company prepared by various investment banking and research firms, including our firm, including consensus earnings estimates for the Company for the calendar year ending 2017; (iii) reviewed the principal financial terms of the Agreement as contained in the draft dated January 18, 2017 which you have represented is the most recent form of the Agreement available and is in the form expected to be presented to the Board as they related to our analysis; (iv) compared the financial position and operating results of the Company with those of certain other publicly traded companies we deemed relevant; (v) compared the historical market prices, trading activity and market trading multiples of the Company with those of certain other publicly traded companies we deemed relevant; (vi) compared the proposed Consideration with the reported enterprise values of certain other transactions we deemed relevant; and (vii) considered the present values of the forecasted cash flows of the Company reflected in the Forecasts. We have held discussions with members of the Company's senior management concerning the Company's historical and current financial condition and operating results, as well as the future prospects of the Company. We have not been engaged or requested to, and we did not, solicit third party indications of interest in acquiring all or any part of the Company. We were not involved in assisting the Buyer in obtaining any financing of the Offer and Merger. We have also considered such other information, analyses and financial, economic and market criteria which we deemed relevant for the preparation of this opinion.

        In arriving at our opinion, we have assumed and relied upon, without assuming any responsibility to independently verify the accuracy and completeness of all of the financial and other information that was publicly available or provided to us by or on behalf of the Company. We have not been engaged to independently verify, have not assumed any responsibility to verify, assume no liability for, and express no opinion on, any such information, and we have assumed and relied upon your statement, that the Company is not aware of any information that might be material to our opinion that has not been provided to us. We have assumed and relied upon, without assuming any responsibility to independently verify , that: (i) all material assets and liabilities (contingent or otherwise, known or unknown) of the Company are as set forth in the Company's most recent financial statements provided to us, and there is no information or facts that would make any of the information reviewed by us incomplete or misleading; (ii) the financial statements of the Company provided to us present fairly the results of operations, cash flows and financial condition of the Company for the periods, and as of the dates, indicated and were prepared in conformity with U.S. generally accepted accounting principles consistently applied; (iii) the Forecasts for the Company were reasonably prepared on bases reflecting the best available estimates and good faith judgments of the Company's senior management as to the future performance of the Company, and we have relied, without assuming any responsibility to independently verify upon such Forecasts in the preparation of this opinion, although we express no opinion with respect to the Forecasts or any judgments, estimates, assumptions or basis on which they were based, and we have assumed, without assuming any responsibility to independently verify , that the Forecasts currently contemplated by the Company's management used in our analysis will be realized in the amounts and on the time schedule contemplated; (iv) in all respects material to our analysis, the Offer and Merger will be consummated in accordance with the terms and conditions of the Agreement without any amendment or modification thereto and without waiver by any party of any of the conditions to their respective obligations thereunder; (v) in all respects material to our analysis, the representations and warranties contained in the Agreement are true and correct and that each party will perform all of the covenants and agreements required to be performed by it under the Agreement; and (vi) all corporate, governmental, regulatory or other consents and approvals (contractual or otherwise) required to consummate the Offer and Merger have been, or will be, obtained without the need for any divestitures or other material changes to the Consideration or other material financial terms or conditions of the Offer and Merger or that would otherwise materially affect the Company or our analysis. With respect to the equity analyst research reports and consensus earnings estimates referred to above, we have assumed, without assuming any responsibility to verify, that such forecasts and projections represent reasonable estimates and judgments of the future financial results and condition of the Company, and we express no opinion with respect to such forecasts and projections or the assumptions on which they are based. We have relied upon and assumed, that the final form of any draft documents referred to above will not differ in any material respect from the form of such draft documents that we reviewed. We have relied as to all legal matters regarding the Offer and Merger on the advice of legal counsel to the Company, and we have assumed that all such advice was correct. In conducting our review, we have not undertaken or obtained an independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise, known or unknown) or solvency of the Company nor have we made a physical inspection of the properties or facilities of the Company. We have not considered any expenses or potential adjustments to the Consideration relating to the Offer and Merger as part of our analysis. In each case above, we have made the assumptions and taken the actions or inactions described above with your knowledge and consent.

        Our opinion necessarily is based upon economic, monetary and market conditions as they exist and can be evaluated on the date hereof, and our opinion does not predict or take into account any changes which may occur, or information which may become available, after the date hereof. We are under no obligation to update, revise, reaffirm or withdraw this opinion, or otherwise comment on or consider events occurring after the date hereof. Furthermore, we express no opinion as to the price or trading range at which any of the Company's securities (including Company Common Stock) will trade following the date hereof or as to the effect of the Offer and Merger on such price or trading range. Such price and trading range may be affected by a number of factors, including but not limited to (i) dispositions of Company Common Stock by shareholders within a short period of time after, or other market effects resulting from, the announcement and/or effective date of the Offer and Merger; (ii) changes in prevailing interest rates and other factors which generally influence the price of securities; (iii) adverse changes in the current capital markets; (iv) the occurrence of adverse changes in the financial condition, business, assets, results of operations or prospects of the Company or in the Company's industries; (v) any necessary actions by, or restrictions of, federal, state or other governmental agencies or regulatory authorities; and (vi) timely completion of the Offer and Merger on terms and conditions that are acceptable to all parties at interest.

        Our opinion has been prepared at the request and for the internal and confidential information of the Board, and may not be used for any other purpose or disclosed to any other party without our prior written consent; provided, however, that this letter may be reproduced in full in the Schedule 14D-9 to be provided to the Company's shareholders in connection with the Offer and Merger. Any description or reference to us or our opinion in the Schedule 14D-9 (or any other publicly available document or regulatory filing), however, shall be subject to our prior review and approval. This opinion does not address the relative merits or risks of: (i) the Offer and Merger, the Agreement or any other agreements or other matters provided for, or contemplated by, the Agreement; (ii) any other transactions that may be, or might have been, available as an alternative to the Offer and Merger; or (iii) the Offer and Merger compared to any other potential alternative transactions or business strategies considered by the Board and, accordingly, we have relied upon our discussions with the senior management of the Company with respect to the availability and consequences of any alternatives to the Offer and Merger. This opinion does not constitute a recommendation to the Board, any shareholder or any other person as to how any such person should vote or act with respect to the Offer and Merger or whether any shareholder of the Company should tender shares of Company Common Stock in any tender offer or make any election with respect to the Offer and Merger.

        We have acted as financial advisor to the Company in connection with the Offer and Merger and will receive a fee (a "Transaction Fee") for our services, substantially all of which is contingent upon the consummation of the Offer and Merger. We will receive a separate fee for rendering this opinion, which fee is not contingent upon the conclusions of our opinion or the consummation of the Offer and Merger, but is fully creditable against the Transaction Fee (if paid). In addition, the Company has agreed to reimburse us for certain of our expenses and to indemnify us and certain related parties against certain liabilities that may arise out of our engagement. We will not receive any other significant payment or compensation contingent upon the successful completion of the Offer and Merger.

        In the past, Baird has provided investment banking services to the Company for which we received customary compensation. Specifically, within the past two years, Baird advised the Company on the refinancing of its existing debt capital structure through a senior secured revolving credit facility for which we received customary compensation.

        In the ordinary course of business, Baird may from time to time provide investment banking, advisory, brokerage and other services to clients that may be competitors or suppliers to, or customers or security holders of, the Company, the Parent or the Buyer or any other party that may be involved in the Offer and Merger and their respective affiliates or that may otherwise participate or be involved in the same or a similar business or industry as the Company, the Parent or the Buyer. In addition, Baird and certain of its employees and affiliates, as well as investment funds in which they may have financial interests or with which they may co-invest, may from time to time hold or trade the securities of the Company (including Company Common Stock), the Parent or the Buyer for their own account or the accounts of our customers and, accordingly, may at any time hold long or short positions or effect transactions in such securities. Baird has also prepared equity analyst research reports from time to time regarding the Company and the Parent, and may continue to do so, and has served as a market maker in the publicly traded securities of the Company and the Parent. Baird's Private Wealth Management business unit maintains an ongoing relationship with the Parent's Vice President and Treasurer. In the past 24 months, Baird's institutional equity trading business unit has received trading commissions of approximately $6.3 million from T. Rowe Price Associates, Inc. and approximately $6.2 million from Fidelity Management & Research Company. Each of T. Rowe and Fidelity beneficially own 5% or more of Company Common Stock. Baird's fixed income investment management business unit holds fixed income securities of the Parent with a par value of $10,000 in separately managed accounts of its clients.

        Our opinion was approved by our firm's internal fairness committee.

        Based upon and subject to the foregoing, including the various assumptions, qualifications and limitations set forth herein, we are of the opinion that, as of the date hereof, the Consideration to be received by the Company's shareholders (other than the Buyer and its affiliates) in the Offer and Merger is fair, from a financial point of view, to such holders.

Very truly yours,

ROBERT W. BAIRD & CO. INCORPORATED

By:	/s/ CHRISTOPHER C. MCMAHON Christopher C. McMahon Its: Managing Director—Investment Banking

Annex B

302A.471 RIGHTS OF DISSENTING SHAREHOLDERS.

Subdivision 1. Actions creating rights.

        A shareholder of a corporation may dissent from, and obtain payment for the fair value of the shareholder's shares in the event of, any of the following corporate actions:

          (a)   unless otherwise provided in the articles, an amendment of the articles that materially and adversely affects the rights or preferences of the shares of the dissenting shareholder in that it:

            (1)   alters or abolishes a preferential right of the shares;

            (2)   creates, alters, or abolishes a right in respect of the redemption of the shares, including a provision respecting a sinking fund for the redemption or repurchase of the shares;

            (3)   alters or abolishes a preemptive right of the holder of the shares to acquire shares, securities other than shares, or rights to purchase shares or securities other than shares;

            (4)   excludes or limits the right of a shareholder to vote on a matter, or to cumulate votes, except as the right may be excluded or limited through the authorization or issuance of securities of an existing or new class or series with similar or different voting rights; except that an amendment to the articles of an issuing public corporation that provides that section 302A.671 does not apply to a control share acquisition does not give rise to the right to obtain payment under this section; or

            (5)   eliminates the right to obtain payment under this subdivision;

          (b)   a sale, lease, transfer, or other disposition of property and assets of the corporation that requires shareholder approval under section 302A.661, subdivision 2, but not including a disposition in dissolution described in section 302A.725, subdivision 2, or a disposition pursuant to an order of a court, or a disposition for cash on terms requiring that all or substantially all of the net proceeds of disposition be distributed to the shareholders in accordance with their respective interests within one year after the date of disposition;

          (c)   a plan of merger, whether under this chapter or under chapter 322B or 322C, to which the corporation is a constituent organization, except as provided in subdivision 3, and except for a plan of merger adopted under section 302A.626;

          (d)   a plan of exchange, whether under this chapter or under chapter 322B or 322C, to which the corporation is a party as the corporation whose shares will be acquired by the acquiring organization, except as provided in subdivision 3;

          (e)   a plan of conversion is adopted by the corporation and becomes effective;

          (f)    an amendment of the articles in connection with a combination of a class or series under section 302A.402 that reduces the number of shares of the class or series owned by the shareholder to a fraction of a share if the corporation exercises its right to repurchase the fractional share so created under section 302A.423; or

          (g)   any other corporate action taken pursuant to a shareholder vote with respect to which the articles, the bylaws, or a resolution approved by the board directs that dissenting shareholders may obtain payment for their shares.

Subd. 2. Beneficial owners.

          (a)   A shareholder shall not assert dissenters' rights as to less than all of the shares registered in the name of the shareholder, unless the shareholder dissents with respect to all the shares that are beneficially owned by another person but registered in the name of the shareholder and discloses the name and address of each beneficial owner on whose behalf the shareholder dissents. In that event, the rights of the dissenter shall be determined as if the shares as to which the shareholder has dissented and the other shares were registered in the names of different shareholders.

          (b)   A beneficial owner of shares who is not the shareholder may assert dissenters' rights with respect to shares held on behalf of the beneficial owner, and shall be treated as a dissenting shareholder under the terms of this section and section 302A.473, if the beneficial owner submits to the corporation at the time of or before the assertion of the rights a written consent of the shareholder.

Subd. 3. Rights not to apply.

          (a)   Unless the articles, the bylaws, or a resolution approved by the board otherwise provide, the right to obtain payment under this section does not apply to a shareholder of (1) the surviving corporation in a merger with respect to shares of the shareholder that are not entitled to be voted on the merger and are not canceled or exchanged in the merger or (2) the corporation whose shares will be acquired by the acquiring organization in a plan of exchange with respect to shares of the shareholder that are not entitled to be voted on the plan of exchange and are not exchanged in the plan of exchange.

          (b)   If a date is fixed according to section 302A.445, subdivision 1, for the determination of shareholders entitled to receive notice of and to vote on an action described in subdivision 1, only shareholders as of the date fixed, and beneficial owners as of the date fixed who hold through shareholders, as provided in subdivision 2, may exercise dissenters' rights.

          (c)   Notwithstanding subdivision 1, the right to obtain payment under this section, other than in connection with a plan of merger adopted under section 302A.621, is limited in accordance with the following provisions:

            (1)   The right to obtain payment under this section is not available for the holders of shares of any class or series of shares that is listed on the New York Stock Exchange, the American Stock Exchange, the NASDAQ Global Market, or the NASDAQ Global Select Market.

            (2)   The applicability of clause (1) is determined as of:

                (i)  the record date fixed to determine the shareholders entitled to receive notice of, and to vote at, the meeting of shareholders to act upon the corporate action described in subdivision 1; or

               (ii)  the day before the effective date of corporate action described in subdivision 1 if there is no meeting of shareholders.

            (3)   Clause (1) is not applicable, and the right to obtain payment under this section is available pursuant to subdivision 1, for the holders of any class or series of shares who are required by the terms of the corporate action described in subdivision 1 to accept for such shares anything other than shares, or cash in lieu of fractional shares, of any class or any series of shares of a domestic or foreign corporation, or any other ownership interest of any other organization, that satisfies the standards set forth in clause (1) at the time the corporate action becomes effective.

Subd. 4. Other rights.

        The shareholders of a corporation who have a right under this section to obtain payment for their shares, or who would have the right to obtain payment for their shares absent the exception set forth in paragraph (c) of subdivision 3, do not have a right at law or in equity to have a corporate action described in subdivision 1 set aside or rescinded, except when the corporate action is fraudulent with regard to the complaining shareholder or the corporation.

302A.473 PROCEDURES FOR ASSERTING DISSENTERS' RIGHTS.

Subdivision 1. Definitions.

          (a)   For purposes of this section, the terms defined in this subdivision have the meanings given them.

          (b)   "Corporation" means the issuer of the shares held by a dissenter before the corporate action referred to in section 302A.471, subdivision 1 or the successor by merger of that issuer.

          (c)   "Fair value of the shares" means the value of the shares of a corporation immediately before the effective date of the corporate action referred to in section 302A.471, subdivision 1.

          (d)   "Interest" means interest commencing five days after the effective date of the corporate action referred to in section 302A.471, subdivision 1, up to and including the date of payment, calculated at the rate provided in section 549.09, subdivision 1, paragraph (c), clause (1).

Subd. 2. Notice of action.

        If a corporation calls a shareholder meeting at which any action described in section 302A.471, subdivision 1 is to be voted upon, the notice of the meeting shall inform each shareholder of the right to dissent and shall include a copy of section 302A.471 and this section and a brief description of the procedure to be followed under these sections.

Subd. 3. Notice of dissent.

        If the proposed action must be approved by the shareholders and the corporation holds a shareholder meeting, a shareholder who is entitled to dissent under section 302A.471 and who wishes to exercise dissenters' rights must file with the corporation before the vote on the proposed action a written notice of intent to demand the fair value of the shares owned by the shareholder and must not vote the shares in favor of the proposed action.

Subd. 4. Notice of procedure; deposit of shares.

          (a)   After the proposed action has been approved by the board and, if necessary, the shareholders, the corporation shall send to (i) all shareholders who have complied with subdivision 3, (ii) all shareholders who did not sign or consent to a written action that gave effect to the action creating the right to obtain payment under section 302A.471, and (iii) all shareholders entitled to dissent if no shareholder vote was required, a notice that contains:

            (1)   the address to which a demand for payment and certificates of certificated shares must be sent in order to obtain payment and the date by which they must be received;

            (2)   any restrictions on transfer of uncertificated shares that will apply after the demand for payment is received;

            (3)   a form to be used to certify the date on which the shareholder, or the beneficial owner on whose behalf the shareholder dissents, acquired the shares or an interest in them and to demand payment; and

            (4)   a copy of section 302A.471 and this section and a brief description of the procedures to be followed under these sections.

          (b)   In order to receive the fair value of the shares, a dissenting shareholder must demand payment and deposit certificated shares or comply with any restrictions on transfer of uncertificated shares within 30 days after the notice required by paragraph (a) was given, but the dissenter retains all other rights of a shareholder until the proposed action takes effect.

Subd. 5. Payment; return of shares.

          (a)   After the corporate action takes effect, or after the corporation receives a valid demand for payment, whichever is later, the corporation shall remit to each dissenting shareholder who has complied with subdivisions 3 and 4 the amount the corporation estimates to be the fair value of the shares, plus interest, accompanied by:

            (1)   the corporation's closing balance sheet and statement of income for a fiscal year ending not more than 16 months before the effective date of the corporate action, together with the latest available interim financial statements;

            (2)   an estimate by the corporation of the fair value of the shares and a brief description of the method used to reach the estimate; and

            (3)   a copy of section 302A.471 and this section, and a brief description of the procedure to be followed in demanding supplemental payment.

          (b)   The corporation may withhold the remittance described in paragraph (a) from a person who was not a shareholder on the date the action dissented from was first announced to the public or who is dissenting on behalf of a person who was not a beneficial owner on that date. If the dissenter has complied with subdivisions 3 and 4, the corporation shall forward to the dissenter the materials described in paragraph (a), a statement of the reason for withholding the remittance, and an offer to pay to the dissenter the amount listed in the materials if the dissenter agrees to accept that amount in full satisfaction. The dissenter may decline the offer and demand payment under subdivision 6. Failure to do so entitles the dissenter only to the amount offered. If the dissenter makes demand, subdivisions 7 and 8 apply.

          (c)   If the corporation fails to remit payment within 60 days of the deposit of certificates or the imposition of transfer restrictions on uncertificated shares, it shall return all deposited certificates and cancel all transfer restrictions. However, the corporation may again give notice under subdivision 4 and require deposit or restrict transfer at a later time.

Subd. 6. Supplemental payment; demand.

        If a dissenter believes that the amount remitted under subdivision 5 is less than the fair value of the shares plus interest, the dissenter may give written notice to the corporation of the dissenter's own estimate of the fair value of the shares, plus interest, within 30 days after the corporation mails the remittance under subdivision 5, and demand payment of the difference. Otherwise, a dissenter is entitled only to the amount remitted by the corporation.

Subd. 7. Petition; determination.

        If the corporation receives a demand under subdivision 6, it shall, within 60 days after receiving the demand, either pay to the dissenter the amount demanded or agreed to by the dissenter after discussion with the corporation or file in court a petition requesting that the court determine the fair value of the shares, plus interest. The petition shall be filed in the county in which the registered office of the corporation is located, except that a surviving foreign corporation that receives a demand relating to the shares of a constituent domestic corporation shall file the petition in the county in this state in which the last registered office of the constituent corporation was located. The petition shall name as parties all dissenters who have demanded payment under subdivision 6 and who have not reached agreement with the corporation. The corporation shall, after filing the petition, serve all parties with a summons and copy of the petition under the Rules of Civil Procedure. Nonresidents of this state may be served by registered or certified mail or by publication as provided by law. Except as otherwise provided, the Rules of Civil Procedure apply to this proceeding. The jurisdiction of the court is plenary and exclusive. The court may appoint appraisers, with powers and authorities the court deems proper, to receive evidence on and recommend the amount of the fair value of the shares. The court shall determine whether the shareholder or shareholders in question have fully complied with the requirements of this section, and shall determine the fair value of the shares, taking into account any and all factors the court finds relevant, computed by any method or combination of methods that the court, in its discretion, sees fit to use, whether or not used by the corporation or by a dissenter. The fair value of the shares as determined by the court is binding on all shareholders, wherever located. A dissenter is entitled to judgment in cash for the amount by which the fair value of the shares as determined by the court, plus interest, exceeds the amount, if any, remitted under subdivision 5, but shall not be liable to the corporation for the amount, if any, by which the amount, if any, remitted to the dissenter under subdivision 5 exceeds the fair value of the shares as determined by the court, plus interest.

Subd. 8. Costs; fees; expenses.

          (a)   The court shall determine the costs and expenses of a proceeding under subdivision 7, including the reasonable expenses and compensation of any appraisers appointed by the court, and shall assess those costs and expenses against the corporation, except that the court may assess part or all of those costs and expenses against a dissenter whose action in demanding payment under subdivision 6 is found to be arbitrary, vexatious, or not in good faith.

          (b)   If the court finds that the corporation has failed to comply substantially with this section, the court may assess all fees and expenses of any experts or attorneys as the court deems equitable. These fees and expenses may also be assessed against a person who has acted arbitrarily, vexatiously, or not in good faith in bringing the proceeding, and may be awarded to a party injured by those actions.

          (c)   The court may award, in its discretion, fees and expenses to an attorney for the dissenters out of the amount awarded to the dissenters, if any.